AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2003
                                                    REGISTRATION NO. 333-103293

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-1

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                        PIONEER FINANCIAL SERVICES, INC.

             (Exact name of registrant as specified in its charter)

        MISSOURI                             6141                   44-0607504
(State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)     Classification Code Number)   Identification No.)

                        4700 BELLEVIEW AVENUE, SUITE 300
                           KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                               WILLIAM D. SULLIVAN
                                    CHAIRMAN
                        4700 BELLEVIEW AVENUE, SUITE 300
                           KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                              GARY D. GILSON, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                          2300 MAIN STREET, SUITE 1000
                           KANSAS CITY, MISSOURI 64108
                                 (816) 983-8000
                                 ---------------

          Approximate date of commencement of proposed sale to public:
                 As soon as practicable after this registration
                          statement becomes effective.
                                 ---------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box. /x/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. / /

                                 ---------------

-------------------------------------------------------------------------------------------------
                                                     Proposed         Proposed
                                                     Maximum          Maximum         Amount of
      Title of Each Class of          Amount         Offering        Aggregate       Registration
    Securities to be Registered  to be Registered Price Per Unit   Offering Price       Fee(1)

------------------------------- ------------------ ------------- ---------------- ---------------

Junior Subordinated Debentures      $25,000,000        100%         $25,000,000       $2,300(2)
------------------------------- ------------------ ------------- ---------------- ---------------

(1)      Calculated in accordance with Rule 457(o) under the Securities Act.
(2)      Previously paid.

                                 ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                             (Subject to Completion)

PRELIMINARY PROSPECTUS
Issued April 3, 2003

                        Pioneer Financial Services, Inc.

                     $25,000 Junior Subordinated Debentures
                          Mimimum Investment of $1,000

         We are offering up to $25,000,000 in aggregate principal amount of our junior subordinated debentures on a continuous basis. This offering will terminate on March 31, 2005 unless terminated earlier at our discretion. The debentures will be offered in maturities ranging from 12 to 120 months, in principal amounts from $1,000 to $250,000, in increments of $1,000.

         We are offering the debentures through our officers and investment analysts without an underwriter and on a continuous basis. We do not have to sell any minimum amount of debentures to accept and use the proceeds of this offering. There is no assurance that all or any portion of the debentures we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the debentures and it is very unlikely that any trading market will develop, and no assurance can be given that the debentures may be resold at any price. We have the right to reject any subscription, in whole or in part.

         We will disclose the interest rates at which debentures will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any debentures purchased prior to the effective date of the change. We will pay or compound interest on the debentures annually. Holders of debentures in a principal amount of $10,000 or more may elect to receive monthly interest payments in return for a 1/2%
reduction in the interest rate of the debenture. Qualified investors may establish individual retirement accounts, simplified employee pension accounts,
Roth IRAs and Coverdell education savings accounts with us in which to hold their debentures.

         You should read this prospectus and the applicable prospectus supplement carefully before you invest in the debentures.

         These debentures are our unsecured, subordinated obligations. Payment of the debentures is not insured or guaranteed by the Federal Deposit Insurance
Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the debentures upon maturity. We may redeem the debentures in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

         See "Risk Factors" beginning on page 7 for certain factors you should consider before buying the debentures.

         These securities have not been approved or disapproved by the
Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation of the contrary is a criminal offense.

                                                         Underwriting Discount   Proceeds to
                                        Price to Public       And Commission        Company
                                        ---------------       --------------        -------
Per Debenture.......................         100%                 None               100%
Total...............................         100%                 None          $25,000,000(1)
----------
(1)      We will receive all of the proceeds from the sale of the debentures, which, if we sell all of the debentures covered by this prospectus, we estimate will total approximately $24,850,000 after expenses.

                      The date of this Prospectus is April 3, 2003.

                                TABLE OF CONTENTS

                             ----------------------

         You should rely only upon the information contained in this prospectus.
We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell debentures only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the debentures.

                               PROSPECTUS SUMMARY

         This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 52 for information about
us. In this prospectus, references to "Pioneer," "we," "us" and "our" refer to
Pioneer Financial Services, Inc. and our subsidiaries.

                                   Our Company

         We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career military personnel or Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career military personnel or Department of Defense employees. We are not associated with, nor are our operations endorsed by, the United States military or Department of
Defense.

         We also offer credit life, credit accident and health and credit property and casualty insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also reinsure a portion of the credit accident and health insurance issued by this insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

         We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri
64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.askpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

                                  The Offering

          Securities Offered            We are offering up to
                                        $25,000,000 in aggregate principal
                                        amount of our junior subordinated
                                        debentures. The debentures are governed
                                        by an indenture between us and U.S. Bank
                                        National Association, the trustee for
                                        the debentures. The debentures have
                                        maturities ranging from 12 to 120
                                        months. The debentures do not have the
                                        benefit of a sinking fund. See
                                        "Description of Debentures -- General."

          Interest Rate and Payment     The interest rate on
                                        each debenture will be based upon
                                        current market conditions, our financial
                                        requirements, principal amount of the
                                        debenture and the term to maturity
                                        chosen by the purchaser. Interest will
                                        begin to accrue on the date we issue the
                                        debenture. At the option of the
                                        debenture holder, we will pay or
                                        compound interest annually. Holders of
                                        debentures in a principal amount of
                                        $10,000 or more may elect to receive
                                        monthly interest payments in return for
                                        a1/2% reduction in the interest rate of
                                        the debenture. Once issued, the interest
                                        rate

                                        applicable to a debenture will not
                                        change prior to maturity. See
                                        "Description of Debentures--Interest."

          Maturity and Renewal          The debentures will mature on the
                                        date specified on the debenture. So long
                                        as there is an effective registration
                                        statement on file with the SEC and the
                                        securities commissions of the states in
                                        which the debentures are sold, we
                                        currently intend to renew the debentures
                                        upon maturity unless they are presented
                                        for payment by the holder. The principal
                                        amount of the renewed debenture will
                                        equal the principal amount of the
                                        debenture on the maturity, plus all
                                        accrued and unpaid interest. The term of
                                        a renewed debenture will be equal to the
                                        original term of the debenture, and the
                                        interest rate of the debenture will be
                                        equal to the interest rate we are then
                                        paying on debentures of a like term and
                                        principal amount.

          Redemption at Our Option      We may redeem the debentures at our
                                        option, in whole or in part, at any time
                                        prior to maturity, at a price equal to
                                        100% of the principal amount of the
                                        debentures, plus accrued interest on a
                                        daily basis to the redemption date.
                                        Debentures may not be redeemed by
                                        debenture holders prior to maturity. See
                                        "Description of Debentures -- Redemption
                                        at the Option of Pioneer."

          Subordination                 Upon the maturity of our senior
                                        indebtedness, by lapse of time,
                                        acceleration or otherwise, all of our
                                        senior indebtedness must be paid in full
                                        before any payment is made upon the
                                        debentures. "Senior indebtedness" is
                                        generally defined under the indenture as
                                        any debt or liability for money
                                        borrowed, regardless of when incurred or
                                        created, that is not expressly
                                        subordinate or equal in right of payment
                                        to the debentures. The debentures are
                                        equal in right of payment to all of our
                                        outstanding junior subordinated
                                        debentures issued prior to November 1,
                                        2002. We have not issued any junior
                                        subordinated debentures since November
                                        1, 2002. There are no restrictions in
                                        the indenture that would prevent us from
                                        incurring additional senior indebtedness
                                        or other indebtedness. As of December
                                        31, 2002, we had approximately
                                        $120,537,318 of senior indebtedness
                                        outstanding and approximately
                                        $21,442,586 of junior subordinated
                                        debentures outstanding. See "Description
                                        of Debentures -- Subordination."

          Events of Default             Under the indenture, an event of default
                                        is generally defined as a default in the
                                        payment of principal or interest on the
                                        debentures that is not cured after 10
                                        days written notice, our becoming
                                        subject to certain events of bankruptcy
                                        or insolvency, or our failure to comply
                                        with provisions of the

                                        debentures or the indenture and the
                                        failure is not cured or waived within 60
                                        days after receipt of a specific notice.

          Transfer Restrictions         Transfer of a debenture is effective
                                        only upon the receipt of valid transfer
                                        instructions by the registrar from the
                                        debenture holder of record.

          Types of Accounts             We are qualified to serve as custodian
                                        for IRAs, SEPs, Roth IRAs, and Coverdell
                                        education savings accounts. Qualifying
                                        investors may choose to establish one of
                                        these accounts with us to hold their
                                        debentures.

          Trustee                       U.S. Bank National Association, a trust
                                        company organized and existing under the
                                        laws of the state of Missouri.

          Use of Proceeds               If all the debentures offered by this
                                        prospectus are sold we expect to receive
                                        approximately $24,850,000 in net
                                        proceeds after deducting all costs and
                                        expenses associated with this offering.
                                        We intend to use substantially all of
                                        the proceeds from this offering to fund
                                        the origination of consumer loans and
                                        the purchase of retail installment
                                        contracts.

          Risk Factors                  See "Risk Factors" beginning on page 7
                                        and other information included in this
                                        prospectus and any prospectus supplement
                                        for a discussion of factors you should
                                        carefully consider before investing in
                                        the debentures.

                       Summary Consolidated Financial Data

         The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition
and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the three months ended, December 31, 2002 and 2001, has been derived from our unaudited consolidated financial statements and in our opinion these unaudited financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results presented. The data as of, and for the fiscal years ended September 30, 2002,
2001, 2000, 1999 and 1998 has been derived from our audited consolidated financial statements and related notes.

                                       As of, and For the
                                      Three Months Ended,
                                          December 31,         As of, and for the Years Ended, September 30,
                                     ----------------------   ----------------------------------------------------
                                        2002        2001         2002        2001        2000      1999       1998
                                     ----------  ----------   ----------- ---------- - --------- ---------  ------
                                                    (dollars in thousands, except per share amounts)
Consolidated Balance Sheet Data:
Finance receivables, net (1)........    $162,968    $144,280    $152,790   $132,893   $123,913   $104,634   $ 87,594
Total assets........................    $171,583    $153,801    $159,997   $141,328   $132,067   $111,388   $ 92,289
Senior indebtedness (2).............    $120,537    $108,543   $110,643    $ 96,157    $91,317    $73,699   $ 60,435
Junior subordinated debt............     $21,443     $20,907     $21,396    $20,973    $19,204    $17,908   $ 16,329
Total liabilities...................    $153,152    $138,169    $142,677   $126,467   $118,997    $99,900   $ 82,322
Stockholder's equity................     $18,430     $15,632     $17,320    $14,861    $13,070    $11,488    $ 9,967

Consolidated Statement of Operations
Data:
Finance income.......................    $12,936     $11,357     $45,884    $38,965    $34,670    $28,688    $24,262
Insurance premiums and
   commissions.......................     $1,335      $1,161      $4,652     $4,561     $4,467     $3,992     $2,754
Total Revenue........................    $14,872     $12,966     $52,291    $45,122    $40,451    $32,794    $27,076
Provision for credit losses..........     $3,413      $2,509     $10,594     $8,264     $7,476     $6,577     $4,617
Interest expense.....................     $2,428      $2,404      $9,599     $9,455     $8,334     $6,990     $6,103
Income before income taxes...........     $1,752      $1,212      $4,509     $3,350     $2,912     $2,213     $1,702
Net income...........................     $1,110       $ 770      $2,864     $2,140     $1,857     $1,721     $1,327
Ratio of earnings to fixed
   charges (3)......................        1.69        1.48        1.44       1.34       1.34       1.31       1.27

------------------------------------

(1)  Net of allowance for credit losses.
(2)  Consists of bank debt outstanding under our senior lending agreement and debt to our parent under a revolving line.
(3)  The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings"
     is determined by adding pretax income to "fixed charges." For this purpose,
     "fixed charges" consists of interest on all indebtedness and an interest factor attributable to rentals.

                                  RISK FACTORS

         Our operations and your investment in the debentures are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the debentures could be materially adversely affected.

Lending exclusively to the military market may result in higher delinquencies in our loan portfolio, which could result in a reduction in profitability and impair our ability to pay interest and principal on the debentures.

         A large portion of our customers are unable to obtain financing from traditional sources, such as commercial banks, due to factors such as their age, likelihood of relocation and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions.
While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we originate or purchase would reduce our profitability, which could restrict our ability to pay interest and principal on the debentures.

An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the debentures.

         Interest rates are currently at historic lows. Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding bank debt and debentures. Any reduction in our profitability would diminish our ability to pay interest and principal on the debentures.

Acts of war or terrorist attacks in the United States may cause disruption in our business and may adversely affect the markets in which we operate, which could affect our profitability and our ability to pay interest and principal on the debentures.

         Terrorist attacks in the United States in September 2001 caused major instability in the U.S. financial markets. Additional attacks and the response of the U.S. government may lead to additional armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial markets and may contribute to a further decline in economic conditions. In addition, the involvement of military personnel in armed hostilities may reduce the demand for our products and services or increase payment delinquencies and therefore reduce our revenues, possibly without immediate comparable reductions in overhead. To the extent these events occur, our profitability and cash flow could be reduced and our ability to pay interest and principal on the debentures could be impaired.

If an event of default or a breach of our senior lending agreement occurs, we may not be able to pay interest and principal on the debentures.

         Our senior lending agreement contains numerous covenants and restrictions, including the following:

     o    a requirement that we maintain a certain allowance for credit losses

     o    a requirement that we maintain a certain senior indebtedness to tangible net worth ratio as of the end of each fiscal quarter

     o    a requirement that we maintain a certain senior indebtedness to net receivable ratio as of the end of each fiscal quarter

     o    a requirement that we maintain a minimum amount of capital

     o    a limitation on the incurrence of additional debt for borrowed money, except for the issuance of the debentures

     o    a prohibition on us pledging any assets to secure any other debt

         In the event we violate one of the covenants or restrictions in our senior lending agreement resulting in an event of default, our various loans under the senior lending agreement may become immediately due and payable. As a result, we may be required to liquidate some or all of our assets, including our portfolio of consumer loans and retail installment contracts for an amount less than the fair market or book value of those assets. As a result, we may not have sufficient funds to pay outstanding interest and principal on the debentures.
Furthermore, if we breach certain financial covenants in our senior lending agreement, the banks would have the right to receive 80% of all payments we receive on our consumer loans and retail installment contracts. If the banks exercised this right, we would receive only 20% of our cash flow and thus our ability to make interest and principal payments on the debentures could be impaired.

Our debentures are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

         Our debentures are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the debentures. If these sources are inadequate, you could lose your entire investment.

Because the debentures are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the debentures.

         Substantially all of our assets have been pledged to our banks to secure our borrowings under our senior lending agreement. Accordingly, in the event of a default under our senior lending agreement, it is likely that our assets would be liquidated to repay our bank debt. Therefore, repayment of the debentures is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

Payment on the debentures is subordinate to the payment of all outstanding senior indebtedness, and the indenture does not limit the amount of senior indebtedness we may incur.

         The debentures are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the debentures, including bank debt), and they rank equal in payment priority with our junior subordinated debentures issued prior to November 1, 2002. (We have not issued any junior subordinated debentures since November 1, 2002.) There are no restrictions in the indenture regarding the amount of senior indebtedness or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any debenture holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of December 31, 2002, we had approximately $120.5 million of senior indebtedness outstanding.

Payment of interest and principal on the debentures is effectively subordinate to the payment of the unsecured creditors of our subsidiaries.

         Substantially all of our assets are held by our subsidiaries. As a result, in the event of the liquidation of any of our subsidiaries, all the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior loan agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the debentures would be impaired.

If a large number of our borrowers are wounded in combat, our profits may be adversely affected.

         Our wholly-owned subsidiary reinsures a portion of the credit accident and health insurance policies issued on the borrowers for the loans we originate. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries.
Therefore, if a large number of our borrowers are injured and disabled in combat, the profitability of our insurance subsidiary would be impaired, which could impair our ability to pay interest and principal on the debentures.

The debentures contain a renewal feature which could result in the extension of the maturity of the debentures and a lower interest rate being paid.

         The debentures contain a renewal provision that allows us to extend the maturity date of the debentures and to reset the interest rate to the then current rate unless you provide us with written notice that you want your debenture paid within 20 days after the maturity date of the debenture. The principal amount of the renewed debenture will equal the principal amount of the debenture on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed debenture will be equal to the original term of the debenture, and the interest rate on the debenture will be equal to the interest rate we are then paying on debentures of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the debenture.
Further, because the interest

rate we pay on debentures depends on a number of factors, the interest rate on a renewed debenture may be lower than the interest rate on the original debenture.

Our operations are not subject to regulatory requirements designed to protect investors.

         Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our debentures does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the debentures will be impaired.

The indenture does not contain extensive covenants to protect your investment in the debentures.

         The debentures do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior indebtedness or other indebtedness or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to pay interest and principal on the debentures. The indenture does not contain provisions that permit debenture holders to require that we redeem the debentures if there is a takeover, recapitalization or similar restructuring. In addition, the indenture does not contain covenants specifically designed to protect debenture holders if we engage in a highly leveraged transaction.

Your investment in the debentures is illiquid.

         The debentures will not be listed on a national securities exchange or authorized for quotation on The Nasdaq Stock Market. Further, it is very unlikely that any trading market for the debentures will develop. You have no right to require redemption of the debentures, and there is no assurance that the debentures will be readily accepted as collateral for loans. Due to the lack of a market for the debentures, we cannot assure you that you would be able to sell the debentures. You should only purchase these debentures if you do not have the need for liquidity for the amount invested in, and the interest payable on, the debentures.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

         Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that we are or that any change in such laws, or in the interpretations thereof, will not

                                       10

make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition or business operations.

         We are subject to regulation by states where our lending subsidiaries are located. At this time, we are not subject to consumer lending regulation in the states in which we only have retail offices. If this were to change in the future, any resulting regulation by the states in which we only have retail offices could adversely impact our operating costs and our ability to repay the debentures.

Almost all of our borrowers are active duty military or federal government employees who could be instructed not to do business with us, or their access to the Government Allotment System could be denied.

         When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of our retail offices or our Internet site to be off limits, we would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 74.7% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk. Without access to sufficient new customers or to the Government Allotment System, we may be forced to discontinue lending and liquidate our portfolio of consumer loans and retail installment contracts.

Our profitability and future growth depend on our continued access to capital.

         The growth of our business currently depends on access to bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from 11 banks which are party to our senior lending agreement. This senior lending agreement is an uncommitted facility which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No bank has an obligation to make any additional future loans to us. As of December 31, 2002, under the terms of our senior lending agreement we could borrow up to an additional $15.0 million under our revolving credit line facility and up to an additional $28.1 million pursuant to amortizing notes and single pay term notes, although no bank has any contractual obligation to lend us these additional funds. We also depend upon other sources of financing, including the sale of our debentures. If we are unable to renew or replace this financing, we may be forced to liquidate. If we are forced to liquidate, there can be no assurance that we will be able to pay the interest and principal on the debentures.

If a customer leaves the military prior to repaying our loan, there is an increased risk that our loan will not be repaid.

         While the terms of repayment on the loans we make are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military, the customer could unexpectedly leave the military or other events could occur which result in the loan not being repaid prior to our customer's departure from the military. In such an event, there

                                       11

is an increased chance that our loan will not be repaid. As of December 31,
2002, we had approximately 4,800 customers who separated from the military prior to repaying our loan and who in the aggregate owed us approximately $6.7 million. Based on historical charge-off models, management believes this could result in approximately $2.95 million in charge-offs. If that amount increases or the number of our customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs may increase.

There is no sinking fund to ensure repayment of the debentures on maturity.

         We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the debentures upon maturity. Because funds are not set aside periodically for the repayment of the debentures over their term, debenture holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of debentures and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the debentures, you may lose all or a part of your investment.

Additional competition may decrease our profitability, which would adversely affect our ability to repay the debentures.

         We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our debentures.

If we redeem the debentures, you may not be able to reinvest the proceeds at comparable rates.

         We, at our option, may at any time redeem all or a portion of the outstanding debentures for payment prior to their maturity. If we purchase fewer than all of the outstanding debentures, we will determine the debentures to be purchased in our sole discretion. The debentures will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. In the event we redeem your debentures, you would have the risk of reinvesting the proceeds at the then-current market rates which may be higher or lower.

We do not have a firm underwriting commitment for this offering. Therefore, there can be no assurance that any debentures will be sold.

         We are offering the debentures through our officers and investment analysts without a firm underwriting commitment. While we intend to sell up to
$25,000,000 in principal amount of debentures, there is no minimum amount of proceeds that must be received from the sale of debentures in order to accept proceeds from debentures actually sold. Accordingly, no assurance can be given as to the total principal amount of debentures that will be sold.

                                       12

The laws and regulations of the Arizona insurance authorities may restrict our reinsurance subsidiary's ability to distribute available cash to us.

         The operations of our wholly-owned reinsurance subsidiary are subject to the laws and regulations of the insurance authorities in the state of
Arizona. Among other things, these laws and regulations place restrictions on the amount of dividends that our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. As of December 31, 2002, our reinsurance subsidiary had the ability to pay us up to $865,000 in dividends pursuant to these laws and regulations. If our reinsurance subsidiary does not continue to satisfy these requirements, it may be prohibited from distributing available cash to us, which may in turn impair our ability to pay interest and principal on the debentures.

We are controlled by a single shareholder.

         As of March 31, 2003, our sole shareholder, Pioneer Financial
Industries, Inc., owned all of the outstanding shares of our capital stock.
Various trusts controlled by William D. Sullivan control Pioneer Financial
Industries. Accordingly, Mr. Sullivan will be able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the debentures. Our senior lending agreement limits the amounts that we can pay to our parent each year. In fiscal 2003, the senior lending agreement prohibits us from paying our parent more than $760,000 for strategic planning services, professional services, the use of intellectual property rights, product identification and branding and service charges. Other than the covenants contained in our senior lending agreement, there are no other contractual or regulatory limits on the amounts we can pay to our parent or other affiliates.

                                       13

                           FORWARD-LOOKING STATEMENTS

         This prospectus and related prospectus supplement contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate,"
"continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and the related prospectus supplement and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this prospectus. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus and the related prospectus supplement. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

                                 USE OF PROCEEDS

         If we sell all of the debentures offered by this prospectus, we estimate that the net proceeds will be approximately $24,850,000 after deduction of estimated offering expenses of $150,000. These proceeds will be received in varying amounts from time to time over the next two years as debentures are sold. We will pay all of the expenses related to this offering.

         We expect to use substantially all of the net proceeds from the sale of the debentures to fund the origination of consumer loans and the purchase of retail installment contracts. We may, from time to time, use some of the net proceeds for working capital and other general corporate purposes. The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements.

         There is no minimum number or amount of debentures that we must sell to receive and use the proceeds from the sale of debentures, and there can be no assurance that all or any portion of the debentures will be sold. Currently, our management believes that our business will not be materially and adversely affected if we do not sell any of the debentures offered by this prospectus for the next 12 months.

                                       14

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes, with other financial data included in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of
Operations." The data as of, and for the three months ended, December 31, 2002 and 2001, has been derived from our unaudited consolidated financial statements and in our opinion these unaudited financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results presented. The data as of, and for the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998 has been derived from our audited consolidated financial statements and related notes.

                                          As of, and For the
                                          Three Months Ended,
                                             December 31,                    As of, and For the Years Ended, September 30,
                                          -----------------------    ------------------------------------------------------------
                                             2002        2001         2002        2001         2000          1999        1998
                                          ----------  -----------   --------    --------     ---------    ----------   ----------
                                                       (dollars in thousands, except per share amounts)
Consolidated Balance Sheet Data:
Finance receivables (1) ...............   $ 170,089    $ 149,051    $ 159,011    $ 137,314    $ 127,746    $ 107,935    $  90,298
Allowance for credit losses ...........   $  (7,121)   $  (4,771)   $  (6,221)   $  (4,421)   $  (3,833)   $  (3,301)   $  (2,704)
Total assets ..........................   $ 171,583    $ 153,801    $ 159,997    $ 141,328    $ 132,067    $ 111,388    $  92,269
Senior Indebtedness:
   Revolving lines of credit (2) ......   $  13,974    $  16,061    $  12,718    $  12,310    $  10,851    $   9,138    $   8,158
   Amortizing and single pay
     term notes .......................   $ 106,563    $  92,482    $  97,925    $  83,847    $  80,466    $  64,561    $  52,277
Junior subordinated debt ..............   $  21,443    $  20,907    $  21,396    $  20,973    $  19,204    $  17,908    $  16,329
Total equity ..........................   $  18,430    $  15,632    $  17,320    $  14,861    $  13,070    $  11,488    $   9,967

Consolidated Statement of Operations
Data:
Revenue:
   Finance income .....................   $  12,936    $  11,357    $  45,884    $  38,965    $  34,670    $  28,688    $  24,262

   Insurance premiums and commissions .       1,335        1,161        4,652        4,561        4,467        3,992        2,754
   Other income, fees and
     commissions ......................         601          448        1,755        1,596        1,313          113           60
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Total revenue .........................      14,872       12,966       52,291       45,122       40,450       32,793       27,076
Provision for credit losses ...........       3,413        2,509       10,594        8,264        7,476        6,577        4,617
Interest expense ......................       2,428        2,405        9,599        9,455        8,334        6,990        6,103
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net revenue ...........................       9,031        8,052       32,098       27,403       24,640       19,226       16,356
Operating expenses ....................       7,279        6,840       27,589       24,052       21,727       17,014       14,654
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income before income taxes ............       1,752        1,212        4,509        3,351        2,913        2,212        1,702
Provision for income taxes ............         642          442        1,645        1,210        1,055          492          375
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net income ............................   $   1,110    $     770    $   2,864    $   2,141    $   1,858    $   1,720    $   1,327
                                          =========    =========    =========    =========    =========    =========    =========

Net income per share:
   Basic and Diluted ..................   $   64.78    $   44.96    $  167.14    $  124.91    $  108.39    $  100.43    $   77.44
                                          =========    =========    =========    =========    =========    =========    =========
Cash dividends per common share .......        --           --      $   23.63    $   20.39    $   16.05    $   11.66    $   10.80
                                          =========    =========    =========    =========    =========    =========    =========
-----------------------
(1) Finance receivables balances are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2) Includes debt to our parent under a revolving line of credit of $1,927,301 and $1,939,328 as of December 31, 2002 and 2001, respectively, and of
    $1,941,831, $1,839,521, $1,244,413, $147,945 and $388,607 as of September
    30, 2002, 2001, 2000, 1999 and 1998, respectively.

                                       15

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the information under "Selected Consolidated Financial Data" and our audited and unaudited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

Overview

         We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career military personnel or Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment sales contracts from retail merchants who sell consumer goods to active duty or retired career military personnel or Department of Defense employees. We refer to these consumer loans and retail installment contracts as finance receivables.

         Our finance receivables are generally unsecured with fixed interest rates and typically have a maturity of less than 48 months. During fiscal 2002, the size of our average finance receivable at origination was approximately
$2,844. A large portion of our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

         Further improvement of our profitability is dependent in large part upon the growth in our outstanding finance receivables, the maintenance of loan quality, acceptable levels of borrowing costs and operating expenses and the ongoing introduction of innovative new products and services to our customer base. Since September 30, 1998, finance receivables have increased at a 15.2%
annual compounded rate from $90.3 million to $159.0 million at September 30,
2002. The increase reflects the higher volume of loans generated through our existing retail offices and through the Internet and the addition of new retail offices to our network. We plan to look for opportunities to expand our retail offices as we evaluate new military markets and possible products.

         To support this growth, we continuously seek to introduce new products and services to our customer base. In addition to new insurance and savings products we introduced to selected markets in the third and fourth quarters of fiscal 2002, we sell discount health care cards, roadside assistance program and offer an array of free services to our customers.

Sources of Income

         We derive revenues and resulting income from finance income derived from direct consumer lending and retail installment contracts, commissions earned on the sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services. For purposes of the following discussion, "revenues" means the sum of our finance income, insurance premiums and commissions and other income.

                                       16

Direct Lending

         Our finance income from direct loans to customers consists of interest and fees paid by the customer. Our interest income is based on the risk adjusted interest rates we charge customers for loans. Interest rates vary from loan to loan based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated.
Substantially all of the fee income we derive from these loans consists of origination, prepayment and late fees. Finance income from our direct lending business comprised approximately 79.4% of our total revenues in fiscal 2002,
74.3% of our revenues in fiscal 2001 and 71.8% of our revenues in fiscal 2000.

Retail Installment Contracts

         We purchase retail installment contracts from approximately 77 retail merchants. Retail installment contracts are notes receivable generated by a single purchase of consumer goods. Our revenue from retail installment contracts consists of interest and fees. Like our direct loans, interest rates charged on retail sales contracts vary from contract to contract based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from retail installment contracts consists of prepayment and late fees. Interest and fee income from retail installment contracts comprised approximately 8.4% of our total revenues in fiscal 2002.

Credit Insurance Commissions

         We sell credit life, credit accident and health, and credit property insurance. Our income from the sale of these products consists of commissions paid to us by an unaffiliated insurance company that issues the policies. The commission rates are based on a pre-negotiated schedule. Commissions are recognized ratably over the life of the policy. Credit insurance commissions comprised approximately 6.2% of our total revenues in fiscal 2002.

Credit Reinsurance Premiums

         We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance sold in connection with loans we make.
A portion of the premiums for policies that we sell for the unaffiliated insurance company are ceded to one of our subsidiaries, providing us with an additional source of revenue. Net credit reinsurance premiums comprised approximately 2.5% of our total revenues in fiscal 2002.

Ancillary Products and Services

         We also sell non-loan related products and services including roadside assistance programs and discount healthcare cards. Our revenues from the sale of these products and services consists of commissions paid by an unaffiliated company. These sales commissions comprised approximately 3.4% of our total revenues in fiscal 2002. In October 2002, at selected locations we started selling non-credit lines of insurance and savings products as well as supplemental life insurance. Revenues from the sale of these products consists of commissions paid by unaffiliated insurance companies.

                                       17

Finance Receivables

         Our finance receivables are comprised of direct loans and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the ends of the periods presented:

                                    As of, and For the Three
                                        Months Ended,
                                          December 31,            As of, and For the Years Ended, September 30,
                                     -----------------------  -------------------------------------------------
                                         2002        2001       2002      2001       2000        1999       1998
                                     -----------  ---------- ----------- -------  ----------- ---------- -------
                                             (dollars in thousands, except for average note balances)

Finance Receivables:
Finance receivables balance ....     $170,089    $149,051   $159,011   $137,314   $127,746   $107,935   $90,298
Average note balance............      $ 2,025     $ 1,829    $ 1,946    $ 1,753    $ 1,763    $ 1,714    $1,646
Total finance income............      $12,936     $11,357    $45,884    $38,965    $34,670    $28,688   $24,262
Total number of notes...........       84,021      81,489     81,726     78,316     72,478     62,978    54,850

Direct Loans:
Notes receivable balance .......     $150,889    $129,568   $139,664   $117,098   $102,397    $88,192   $73,777
Percent of finance receivables..        88.72%      86.93%     87.83%     85.28%     80.16%     81.71%    81.70%
Average note balance............      $ 2,039     $ 1,854    $ 1,959    $ 1,767    $ 1,746    $ 1,706    $1,667
Number of notes.................       73,985      69,891     71,302     66,264     58,635     51,693    44,267

Retail Installment Contracts:
Notes receivable balance .......      $19,200     $19,483    $19,348    $20,216   $ 25,349   $ 19,744   $16,521
Percent of finance receivables..        11.28%      13.07%     12.17%     14.72%     19.84%     18.29%    18.30%
Average note balance............      $ 1,914     $ 1,680    $ 1,856    $ 1,677    $ 1,831    $ 1,750   $ 1,561
Number of notes.................       10,036      11,598     10,424     12,052     13,843     11,285    10,583

Net Interest Margin

         The principal component of our profitability is our net interest margin, which is the difference between the interest we earn on finance receivables and the interest we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers while in other states competitive market conditions establish the interest rates we may charge.
Differences also exist in the interest rates we earn on the various components of our finance receivable portfolio.

         Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability.

                                       18

         The following table presents important data relating to our net interest margin as of, and for the three months ended, December 31, 2002 and
2001 and as of, and for the years ended, September 30, 2002, 2001, 2000, 1999 and 1998.

                                           As of, and For the Three
                                                 Months Ended,
                                                  December 31,                As of, and For the Years Ended, September 30,
                                                -----------------        -----------------------------------------------------------
                                                2002         2001        2002         2001          2000        1999         1998
                                                ----         ----        ----         ----          ----        ----         ----
                                                                       (dollars in thousands)

Finance receivables balance .............     $170,089     $149,051     $159,011     $137,314     $127,746     $107,935     $ 90,298

Average finance receivables .............     $165,697     $144,135     $149,729     $131,741     $118,901     $100,391     $ 84,073

Average interest bearing
   liabilities (1) ......................     $132,424     $118,923     $125,561     $111,195     $100,614     $ 83,467     $ 70,022

Total finance income ....................     $ 12,936     $ 11,357     $ 45,884     $ 38,965     $ 34,670     $ 28,688     $ 24,262

Total interest expense ..................     $  2,428     $  2,405     $  9,599     $  9,455     $  8,334     $  6,990     $  6,103

Provision for credit losses .............     $  3,413     $  2,509     $ 10,594     $  8,264     $  7,476     $  6,577     $  4,617

Net charge-offs .........................     $  2,513     $  2,159     $  8,794     $  7,676     $  6,944     $  5,980     $  4,212

---------------------
(1) Averages are computed using month-end balances during the years presented.

Results of Operations

Quarter Ended December 31, 2002 Compared to Quarter Ended December 31, 2001

         Our aggregate finance receivables grew 7% during first quarter fiscal
2003 to $170.1 million on December 31, 2002 from $159.0 million on September 30,
2002. This growth is consistent with the cyclical nature of our business as our first quarter typically generates between 28% and 30% of our annual loan origination.

         Total revenues during first quarter fiscal 2003 increased to $14.9 million from $13.0 million in first quarter fiscal 2002, an increase of $1.9 million or 15%.

         Finance income during first quarter fiscal 2003 increased to $12.9 million from $11.4 million in first quarter fiscal 2002, an increase of $1.5 million or 13.2%. This increase was attributable to the increase in our finance receivable portfolio balance described above and an increase in our average loan size due to an increased number of customers with a higher military rank.

         Insurance premium and commission revenues in first quarter fiscal 2003 increased to $1.3 million from $1.2 million in first quarter fiscal 2002, an increase of $.1 million or 14%. This increase results from increased loan volume and our effective sale of credit insurance products.

                                       19

         Other income, fees and commission revenues during first quarter fiscal
2003 increased to $.6 million from $.4 million in first quarter fiscal 2002. The revenue for first quarter fiscal 2003 is comprised primarily of commissions from sales of roadside assistance policies and health discount cards.

         Provision for credit losses in first quarter fiscal 2003 increased to
$3.4 million from $2.5 million in first quarter fiscal 2002, an increase of $.9 million or 36%. The net charge-offs incurred in connection with our finance receivables in first quarter fiscal 2003 increased to $2.5 million from $2.2 million in first quarter fiscal 2002, an increase of $.3 million or 14%. This increase is consistent with the increase in our finance receivable portfolio and was 6.07% of the average finance receivable balance in first quarter fiscal 2003 compared to 6% in first quarter fiscal 2002. Historically, this ratio has been slightly higher in the first quarter as compared to our net charge-offs at fiscal year end, which have traditionally been less than 6% of the average finance receivables. Our allowance for credit losses at December 31, 2002 increased to $7.1 million from $6.2 million at September 30, 2002, an increase of $.9 million, or 15%. This increase reflects, among other things, our concern regarding uncertainty surrounding possible Middle-East hostilities.

         Interest expense in first quarter fiscal 2003 remained constant at $2.4 million. While our average interest bearing liabilities at December 31, 2002 increased by $13.5 million or 11.4% compared to December 31, 2001, this increase was offset by decreased interest rates. The weighted average interest rate declined to 7.2% in first quarter fiscal 2003 from 7.8% in first quarter fiscal
2002.

         Operating expenses in first quarter fiscal 2003 increased to $7.3 million from $6.8 million in first quarter fiscal 2002, an increase of $.5 million or 7%. This increase reflects the additional costs of a software development team developing a comprehensive enterprise-wide software application and continued infrastructure improvements in our Internet distribution facility.

         We generated income before income taxes of $1.8 million and net income of $1.1 million during first quarter fiscal 2003 compared to income before income taxes of $1.2 million and net income of $.8 million during first quarter fiscal 2002.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

         Our aggregate finance receivables grew 15.8% during fiscal 2002 to
$159.0 million on September 30, 2002 from $137.3 on September 30, 2001. This growth is due primarily to increases in finance receivables from the Internet, which grew by more than $14.0 million or 42%. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to increase this distribution channel in the future.

         Total revenues in fiscal 2002 increased to $52.3 million from $45.1 million in fiscal 2001, an increase of $7.2 million or 15.9%.

         Finance income in fiscal 2002 increased to $45.9 million from $39.0 million in fiscal 2001, an increase of $6.9 million or 17.8%. This increase was attributable to an increase in the number of loans in our portfolio and an increase in our average loan size due to the higher credit worthiness of an increased number of our customers with higher military rank.

                                       20

         Insurance premium and commission revenues in fiscal 2002 increased to
$4.7 million from $4.6 million in fiscal 2001, an increase of $.1 million or 2%.
While the commissions on credit insurance products remained strong, with growth of approximately $.4 million or 14.4%, the premiums received by our insurance subsidiary declined by $.3 million or 18.7%. This decline is due to a reduced number of policies reinsured with our subsidiary by an unaffiliated insurance carrier over the course of the year. We do not anticipate this trend continuing.

         Other income, fees and commission revenues in fiscal 2002 increased to
$1.8 million from $1.6 million in fiscal 2001, an increase of $.2 million or
10.0%. This revenue is comprised primarily of commissions from sales of roadside assistance policies and health discount cards, as well as commissions from the sale of prepaid cellular phones and phone cards prior to September 1, 2001. The increase is attributable to commissions from sales of discount healthcare cards, which began in January of 2002.

         Provision for credit losses in fiscal 2002 increased to $10.6 million from $8.3 million in fiscal 2001, an increase of $2.3 million or 28.2%. The net charge-offs incurred in connection with our finance receivable in fiscal 2002 increased to $8.8 million from $7.7 million in fiscal 2001, an increase of $1.1 million or 14.6%. This increase is consistent with the increase in our finance receivable portfolio and was 5.87% of the average finance receivable balance in fiscal 2002 compared to 5.83% in fiscal 2001. Historically, our net charge-offs have been less than 6% of our average finance receivables. Our allowance for credit losses at September 30, 2002 increased to $6.2 million from $4.4 million at September 30, 2001, an increase of $1.8 million or 40.7%. This increase reflects, among other things, our concern regarding uncertainty surrounding possible Middle-East hostilities.

         Interest expense in fiscal 2002 increased to $9.6 million from $9.5 million in fiscal 2001, an increase of $.1 million or 1.5%. Our average interest bearing liabilities increased by $14.4 million or 12.9% during fiscal 2002.
However, this increase was offset by decreased interest rates. The weighted average interest rate on our debt declined to 7.5% in fiscal 2002 from 8.2% in fiscal 2001.

         Operating expenses in fiscal 2002 increased to $27.6 million from $24.1 million in fiscal 2001, an increase of $3.5 million or 14.7%. This increase is due primarily to an increase in employment costs, which increased by $3.0 million. During fiscal 2002, we enlarged the software development team that is developing a comprehensive enterprise-wide software application and continued
our efforts to build infrastructure, primarily in our Internet distribution facility, audit and compliance, collections and product development teams.

         We generated income before income taxes of $4.5 million and net income of $2.9 million in fiscal 2002 compared to income before income taxes of $3.4 million and net income of $2.1 million in fiscal 2001.

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

         Our aggregate finance receivables grew 7.5% during fiscal 2001 to
$137.3 million on September 30, 2001 from $127.7 on September 30, 2000. This growth is due primarily to increases in our Internet lending distribution channel, which grew by more than $18.2 million or

                                       21

121% in fiscal 2001. The Internet is a lower-cost method of loan origination and proceed distribution.

         Total revenues in fiscal 2001 increased to $45.1 million from $40.5 million in fiscal 2000, an increase of $4.7 million or 11.5%.

         Finance income in fiscal 2001 increased to $39.0 million from $34.7 million for fiscal 2000, an increase of $4.3 million or 12.4%. This increase was primarily attributable to an increase in our average finance receivables outstanding over the course of the year.

         Insurance premium and commission revenues in fiscal 2001 increased to
$4.6 million from $4.5 million in fiscal 2000, an increase of $.1 million or
2.1%. While the premiums on credit insurance products for loans originated remained strong, we recognize these commissions ratably over the life of the loan, so only minimal revenue increases were realized in fiscal 2001.

         Other income, fees and commission revenues in fiscal 2001 increased to
$1.6 million from $1.3 million in fiscal 2000, an increase of $.3 million or
21.5%. This revenue is comprised primarily of commissions on sales of roadside assistance policies and prepaid cellular phones and phone cards. The increase is attributable to commissions on sales of prepaid cellular phones and phone cards, which we sold prior to September 1, 2001.

         Provision for credit losses in fiscal 2001 increased to $8.3 million from $7.5 million in fiscal 2000, an increase of $.8 million or 10.5%. The net charge-offs in fiscal 2001 increased to $7.7 million from $6.9 million in fiscal
2000, an increase of $.8 million or 10.5%, an increase consistent with the increase in the finance receivable portfolio. Net charge-offs as a percent of our average finance receivables portfolio decreased to 5.83% in fiscal 2001 compared to 5.84% in fiscal 2000.

         Interest expense in fiscal 2001 increased to $9.5 million from $8.3 million in fiscal 2000, an increase of $1.1 million or 13.4%. This increase is consistent with the increase in our average debt which increased by $10.6 million or 10.5%. The weighted average interest rate on our debt decreased to
8.23% in fiscal 2001 from 8.74% in fiscal 2000.

         Operating expenses in fiscal 2001 increased to $24.0 million from $21.7 million in fiscal 2000, an increase of $2.3 million or 10.7%. This increase is due primarily to an $.8 million increase in professional fees incurred in connection with a suit we filed against a competitor. Employment, occupancy and communication expenses also increased by $1.4 million as a result of the opening of a new retail sales office and moving our administrative offices to a new facility.

         We generated income before income taxes of $3.4 million and net income of $2.1 million in fiscal 2001 compared to income before income taxes of $2.9 million and net income of $1.9 million in fiscal 2000.

Delinquency Experience

         Our customers are required to make monthly payments of interest and principal. We analyze our delinquencies on a recency delinquency basis. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not

                                       22

been received for 60 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

         The following sets forth our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for our finance receivables:

                                      As of December 31,                    As of September 30,
                                  -------------------------  ---------------------------------------------------------
                                     2002           2001        2002        2001        2000        1999        1998
                                  ----------     ----------  ----------  ----------  ----------- ----------  ---------
                                                                (dollars in thousands)
Finance receivables
  balances.....................     $170,089       $149,051    $159,011    $137,314    $127,746    $107,935    $90,298

Finance receivables balances
  60 days or more past due.....      $ 6,356        $ 6,670      $5,580      $6,369      $5,176     $ 4,741     $3,924

Finance receivables balances
  60 days or more past due as
  a percent of finance
  receivables..................        3.74%          4.47%       3.51%       4.64%       4.05%       4.39%      4.35%

         Our 60-day delinquency accounts have remained generally constant at less than 4.7% of the entire finance receivable portfolio. However, in September of 2001, we experienced an increase in delinquencies due to the issues surrounding the September 11th tragedy. In an effort to be sensitive to the activities of the military, we limited collection efforts during the remainder of the month of September. As a result, we ended that year with a delinquency amount in excess of our historical rates.

Credit Loss Experience and Provision for Credit Losses

         Our provisions for credit losses are charged to income in amounts sufficient to maintain our allowance for credit losses at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses. Our allowance for credit losses is developed primarily for our direct finance receivable portfolio as our retail installment contracts are generally covered by dealer reserves. Our methodology for setting these allowances is described in " -- Critical Accounting Policies."

                                       23

         Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Finance receivables are charged-off when management deems them to be uncollectable or they become 270 days past due.
Our primary source of charge-offs is when a customer leaves the military prior to repaying the finance receivable. Our second greatest source of loss is when a customer declares bankruptcy.

                                             As of, and For the
                                             Three Months Ended,
                                                December 31,            As of, and For the Years Ended, September 30,
                                             ------------------       ------------------------------------------------
                                               2002        2001       2002       2001      2000      1999      1998
                                               ----        ----       ----       ----      ----      ----      ----
                                                                  (dollars in thousands)
Direct loans:
  Loans charged-off......................   $2,751       $2,330     $9,555     $8,752    $7,791    $6,683    $4,802
  Less recoveries........................      251          188        869      1,080       965       693       671
                                               ---          ---        ---      -----       ---       ---       ---
  Net charge-offs........................   $2,500       $2,142     $8,686     $7,672    $6,826    $5,990    $4,131
                                             =====        =====      =====      =====     =====     =====     =====
Average monthly balance
    outstanding (1)...................... $146,439     $124,328   $130,223   $108,939   $95,780   $82,114   $65,627
Percentage of net charge-offs to
    average monthly balance outstanding..    6.83%        6.89%      6.67%      7.04%     7.13%     7.29%     6.30%
-------------------
(1) Averages are computed using month-end balances during the years presented.

         Under our retail merchant reserve arrangements, we withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant.
Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

                                          As of, and For the
                                          Three Months Ended,
                                             December 31,           As of, and For the Years Ended, September 30,
                                          ------------------     ---------------------------------------------------
                                             2002       2001       2002       2001        2000      1999       1998
                                             ----       ----       ----       ----        ----      ----       ----
                                                                 (dollars in thousands)
Retail installment contracts:
  Contracts charged-off.............          $32        $41        $190       $221       $338      $253       $264
  Less recoveries...................           19         24          82        217        220       264        183
                                          -------     -------    -------    -------    -------   -------    --------
  Net charge-offs (recoveries)......          $13        $17        $108         $4       $118     $(11)       $ 81
                                          =======    ========    =======    =======    =======    ======    ========
Average monthly balance
    outstanding (1).................      $19,258    $19,807     $19,506    $22,802    $23,121   $18,277    $18,446
Percentage of net charge-offs to
    average monthly balance
    outstanding.....................        0.26%      0.35%      0.55%      0.02%       0.51%    (.06)%      0.44%

----------------------------
(1) Averages are computed using month-end balances during the years presented.

                                       24

         The following table sets forth our allowance for credit losses:

                                              As of, and For the
                                              Three Months Ended,
                                                 December 31,                 As of, and For the Years Ended, September 30,
                                               -----------------        -----------------------------------------------------------
                                               2002         2001         2002         2001         2000         1999        1998
                                               ----         ----         ----         ----         ----         ----        ----
                                                               (dollars in thousands)
Average finance receivables (1)              $165,697     $144,135     $149,729     $131,741     $118,901     $100,391     $ 84,073
Provision for credit losses .............     $ 3,413      $ 2,510      $10,594      $ 8,264      $ 7,476      $ 6,577      $ 4,617
Net charge-offs .........................     $ 2,513      $ 2,159      $ 8,794      $ 7,676      $ 6,944      $ 5,980      $ 4,212
Net charge-offs as a
  percentage of average
  finance receivables ...................        6.07%        6.00%        5.87%        5.83%        5.84%        5.96%        5.01%
Allowance for credit losses .............     $ 7,121      $ 4,771      $ 6,221      $ 4,421      $ 3,833      $ 3,301      $ 2,704
Allowance as a percentage of
  average finance receivables ...........        4.30%        3.31%        4.15%        3.36%        3.22%        3.29%        3.22%

--------------------------
(1) Averages are computed using month-end balances during the years presented.

         The following table sets forth changes in the components of our allowance for credit losses:

                                       As of, and For the Three
                                            Months Ended,
                                             December 31,           As of, and For the Years Ended, September 30,
                                         ---------------------   ----------------------------------------------------
                                           2002         2001        2002       2001        2000      1999      1998
                                         --------     --------    --------   --------    --------  --------  -------
                                                                 (dollars in thousands)
Balance beginning of period........        $6,221       $4,420      $4,420     $3,833      $3,301    $2,704    $2,299
Additions:
  Provision for credit losses......         3,413        2,510      10,594      8,264       7,476     6,577     4,617
  Recoveries.......................           270          213         952      1,296       1,185       956       854
Deductions:
  Charge-offs......................       (2,783)      (2,372)     (9,745)    (8,973)     (8,129)   (6,936)   (5,066)
                                          -------      -------     -------    -------     -------   -------   -------
Balance end of period..............        $7,121       $4,771      $6,221     $4,420      $3,833    $3,301    $2,704
                                           ======       ======      ======     ======      ======    ======    ======

Nonearning Assets

         Accrual of interest income is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

         Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 60 days. Nonearning assets at September 30, 2002 decreased to $5.58 million from $6.37 million at September
30, 2001, a decrease of $790,000 or 12.4%.

Loan Origination

         Our loan origination is the most important factor in determining our future revenues. Our loan origination in fiscal 2002 increased to $191.9 million from $158.6 million in fiscal 2001, an increase of $33.3 million or 21.0%. This increase is the result of an 8.6% increase in the number of new loans as well as an 11.4% increase in the average loan size, due primarily to the increased creditworthiness of an increasing number of customers with a higher military rank. This increase

                                       25

was primarily the result of an increase in direct loans, which experienced a
$31.2 million, or 21.6%, increase from fiscal 2001, due in large part to increased Internet loan originations.

                                   For the Three Months
                                          Ended
                                         December 31,                   For the Years Ended September 30,
                                    --------------------   --------------------------------------------------------
                                      2002        2001        2002        2001        2000        1999        1998
                                    --------    --------   ----------  ----------  ----------  ----------  -------
                                                (dollars in thousands, except for average note amounts)
Total Loan Origination:
Gross balance.................       $62,478     $57,552     $191,931    $158,594    $158,220    $136,457    $111,713
Number of notes...............        20,807      20,825       67,483      62,123      63,123      56,570      48,620
Average note amount...........        $3,003      $2,764      $ 2,844     $ 2,553     $ 2,507     $ 2,412     $ 2,298

Direct Loans:
Gross balance.................       $58,402     $53,932     $175,932    $144,693    $134,870    $117,064    $ 97,818
Number of notes...............        19,573      19,684       62,532      57,576      54,558      48,724      43,255
Average note amount...........        $2,984      $2,740      $ 2,813     $ 2,513     $ 2,472     $ 2,403     $ 2,261

Retail Installment Contracts:
Gross balance.................        $4,076      $3,620     $ 15,999     $13,901     $23,350     $19,393    $ 13,895
Number of notes...............         1,234       1,141        4,951       4,547       8,565       7,846       5,365
Average note amount...........        $3,303      $3,173      $ 3,231     $ 3,057     $ 2,726     $ 2,472     $ 2,590

Liquidity and Capital Resources

         A relatively high ratio of borrowings to invested capital is customary in consumer finance activities due to the quality and term of the assets employed. Our principal use of cash is to make new loans and purchase retail installment contracts. We use our borrowings to fund the difference between the cash used to make new loans and purchase retail installment contracts, and the cash generated from loan repayments. This amount is generally our cash used in investing activities. Cash used in investing activities in fiscal 2002 was approximately $31.2 million, compared to $18.0 million in fiscal 2001.

         Investing activities in fiscal 2002 were primarily funded by $16.3 million from operating activities and $13.6 million from financing activities.
Financing activities consist of borrowings under our senior lending agreement, borrowings under an unsecured revolving credit line from our parent, Pioneer
Financial Industries, Inc., and sales of junior subordinated debentures.
Information about the length to maturity of our debt may be found under Note 3 of the Notes to Consolidated Financial Statements. The revolving credit line from our parent consists of various borrowings at 2% above the prime rate. See
Note 5 of the Notes to Consolidated Financial Statements for general remunerations.

Senior Indebtedness

         Our senior lending agreement is a common loan agreement with a group of banks. Currently, 11 banks are parties to this agreement. The senior lending agreement is an uncommitted facility which permits any bank to elect not to participate in any future fundings at any time without penalty.

         If a bank were to elect not to participate in future fundings, any existing borrowings from that bank under the revolving credit line would be payable in twelve equal monthly installments.

                                       26

We anticipate that we would repay that amount through borrowings from other banks participating in the senior lending agreement. Any existing borrowings under amortizing notes or single pay term notes from the bank electing not to participate would be repayable according to their original terms. Currently, we limit the amount we borrow from any one bank to $20 million. This limitation lessens our dependence on any one bank and the potential effect on our operations and liquidity if that bank elects not to participate in future financing. During fiscal 2000 and 2001, two banks elected not to extend further credit to us, however, those banks were replaced with two new banks prior to
September 30, 2001, and our operations and liquidity were not affected during that period.

         Historically, we have had adequate time to replace any lender electing not to participate in future fundings. However, there can be no assurance that we will be able to replace a lender in the future or that a lender's decision not to extend us further credit would not have a material and adverse effect on our liquidity. In the event we are unable to raise adequate capital under our senior lending agreement, we would pursue alternative funding options. These alternatives might include the securitization of our finance receivables, obtaining committed financing from a bank syndicate, a private placement of debt or equity, an expansion of our junior subordinated debenture program, or an initial public offering of our equity.

         Our senior lending agreement gives us access to a revolving credit line, amortizing notes and single pay term notes. As of December 31, 2002, the outstanding balance under the revolving credit line was $12.0 million floating at prime rate, or 4.25%. The revolving credit line is payable upon demand in 12 equal monthly payments of principal and monthly payments of interest on the outstanding principal on the tenth day of each month. As of December 31, 2002, the outstanding balance of the amortizing notes was $103.6 million, with interest rates fixed at 270 basis points over the ninety day moving average of like-term Treasury notes when issued. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. As of December 31, 2002, we had 230 amortizing notes outstanding with a weighted average maturity of 35.4 months and a weighted average interest rate of 7.08%.
The rates and terms of single pay term notes are negotiable when issued and the interest rates are fixed for the term of the note. These notes typically have a term of 36 to 48 months and require interest only payments until maturity. As of
December 31, 2002, we had 3 single pay term notes outstanding in an aggregate amount of $3.0 million, with a weighted average maturity of 10.79 months and a weighted average interest rate of 8.59%. Interest on all borrowings under our senior lending agreement is payable monthly.

         Substantially all of our assets secure this bank debt. The senior lending agreement limits, among other things, our ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person, and (6) incur additional debt for borrowed money.

         The senior lending agreement also contains certain restrictive covenants that require us, among other things, to maintain specific financial ratios and to satisfy certain financial tests. In part, these include: (a) an
Allowance for Credit Losses (as defined in the senior lending agreement) equal to or greater than the Allowance for Credit Losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 2% of our net receivables, (b) a Senior Indebtedness to Tangible Net
Worth Ratio (as defined in the

                                       27

senior lending agreement) as of the end of each quarter not greater than 4.75 to
1.00, and (c) Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) as of the end of each quarter of no more than 80%. We are also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement) of at least $9 million plus 50% of the cumulative positive net income earned during each of our fiscal years ending after September 30, 1999. We are also required to maintain a minimum amount of stockholders' equity, which at September 30, 2002 was $12,431,000. The breach of any of these covenants or other terms of the senior lending agreement could result in a default under the senior lending agreement, in which event the lenders could seek to declare all amounts outstanding under the senior lending agreement, together with accrued and unpaid interest, to be immediately due and payable. As of December 31, 2002, we were in compliance with all loan covenants.

         We also have a revolving line of credit, payable on demand, from our parent, Pioneer Financial Industries, Inc. Interest on this facility accrues at the prime rate plus 2%. At December 31, 2002, there was $1.9 million outstanding under this credit facility with an interest rate of 6.25%.

         As of December 31, 2002 and 2001 and as of September 30, 2002, 2001,
2000, 1999 and 1998, the total borrowings and availability under our senior lending agreement and our revolving line from our parent, consisted of:

                                              As of December 31,                          As of September 30,
                                            ------------------------    -----------------------------------------------------------
                                               2002          2001          2002       2001          2000        1999        1998
                                            ----------    ----------    ----------  --------     ----------  ---------   ----------
                                                                         (dollars in thousands)
Revolving Credit Line (1):
  Total facility ........................    $ 29,000     $ 23,000     $ 27,000     $ 23,000     $ 22,000     $ 20,000     $ 22,000
  Balance at end of year ................    $ 13,974     $ 16,062     $ 12,718     $ 12,310     $ 10,851     $  9,138     $  8,158
  Available credit ......................    $ 15,026     $  6,938     $ 14,282     $ 10,690     $ 11,149     $ 10,862     $ 13,842
Term Notes (2):
  Total facility ........................    $134,686     $122,014     $125,470     $123,432     $ 99,755     $ 90,730     $ 76,500
  Balance at end of year ................    $106,563     $ 92,482     $ 97,925     $ 83,847     $ 80,466     $ 64,561     $ 52,277
  Available credit ......................    $ 28,123     $ 29,532     $ 27,545     $ 39,585     $ 19,289     $ 26,169     $ 24,223
Total Revolving and Term
   Notes (1)(2):
  Total facility ........................    $163,686     $145,014     $152,470     $146,432     $121,755     $110,730     $ 98,500

  Balance at end of year ................    $120,537     $108,544     $110,643     $ 96,157     $ 91,317     $ 73,699     $ 60,435
  Available credit ......................    $ 43,149     $ 36,470     $ 41,827     $ 50,275     $ 30,438     $ 37,031     $ 38,065
  Percent utilization ...................       73.64%       74.85%       72.60%       65.70%       75.00%       66.60%       61.40%

--------------------
(1) Includes revolving credit line from our parent.

(2) Includes amortizing notes and single payment term notes.

Outstanding Subordinated Debt

         Prior to November 1, 2002, we also funded our liquidity needs through the sale of unsecured junior subordinated debentures. We have not sold any junior subordinated debentures since November 1, 2002. These debentures have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these debentures at any time upon 30 days written notice. As of
December 31, 2002, we had issued approximately $21.4 million of these junior subordinated debentures at a weighted average interest rate of 9.46%.

         The sale of these debentures, and the debentures offered by this prospectus, provide us with additional liquidity and capital resources. Issuing these debentures increases our tangible

                                       28

net worth which allows us to borrow larger amounts under our senior lending agreement. To finance growth in our finance receivables portfolio, we intend to borrow additional funds under our senior lending agreement from time to time as we sell additional debentures.

         We are offering to repurchase all of the junior subordinated debentures we have issued to Missouri residents since January 1, 2002, including all debentures that we have renewed in accordance with their terms since that time.
The repurchase price for each debenture will be equal to the original principal amount of the debenture or the principal amount of the debenture on the date it was renewed, plus interest at the rate of 8% per annum calculated from the date the debenture was purchased or the debenture was renewed, as applicable, to, but not including, the date of payment, less any interest payments the debenture holder has received from us. Assuming that we make payment for the tendered debentures on April 15, 2003, our aggregate cost of this offer (the amount of cash which we will pay if all persons who purchased debentures, or had their debentures renewed, since January 1, 2002, chose to rescind their purchase) will be $1,353,348.

Dividends From Subsidiaries

         Our reinsurance subsidiary is subject to the laws and regulations of the state of Arizona which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure.
In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us, and we do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

Interest Rate Risk Management

         Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings.
Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates could adversely affect our growth and profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk.

         The amounts set forth below show the impact on earnings of changes in interest rates on our variable rate debt as of the time it is scheduled to adjust, and upon the debt that is scheduled to mature during 2003, assuming adjustments to, or refinancing at, rates available to us at September 30, 2002.
Changes in our interest expense for various possible fluctuations in the interest rates of our debt for fiscal 2003 may be estimated as follows:

Decrease/increase                            -2%                -1%               0%             +1%              +2%
-----------------                       ------------      -------------       ---------      -----------   -------------
Revolving credit line..........           $(215,520)         $(107,760)        $0               $107,760        $215,520
Amortizing and
single pay term notes..........          (1,309,602)          (919,840)       (530,077)        (140,315)         249,448
Junior subordinated debt.......             (34,542)           (10,554)          13,433           37,420          61,408
                                         -----------          ---------       ---------      -----------   -------------
   Total impact on

                                       29

   interest expense............         $(1,559,664)       $(1,038,154)      $(516,644)           $4,865        $526,376
                                        ============       ============      ==========      ===========        ========

         The following table shows our contractual obligations and commitments as of September 30, 2002.

                                                                                          Payments Due By Period
                                                                                          -----------------------------
                                                          Less than
Contractual Obligations                    Total            1 year        1-3 years       4-5 years       After 5 years
-----------------------                  ------------     ------------    ------------    ------------   --------------
Long-Term Debt..................         $119,321,843      $41,374,998     $68,697,322      $3,117,312      $6,132,211
Operating Leases................            3,777,000          846,736       1,654,462       1,020,642         255,160
                                         ------------     ------------     -----------     -----------     -----------
Total Contractual Cash
   Obligations..................         $123,098,843      $42,221,734     $70,351,784      $4,137,954      $6,387,371
                                         ============      ===========     ===========      ==========      ==========

                                                                    Amount of Commitment Expiration Per Period
                                                                    ------------------------------------------
         Other Commercial             Total Amounts         Less than
            Commitments                 Committed             1 year        1-3 years      4-5 years       Over 5 years
            -----------               --------------      -------------- -------------    --------------   ------------
Lines of Credit.................         $12,717,831      $12,717,831(1)       ---            ---              ---

(1) Includes $1,941,831 owed to our parent.

Impact of Inflation and General Economic Conditions

         Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay under our senior lending agreement and debentures. Inflation also may negatively affect our operating expenses.

Recent and Proposed Accounting Pronouncements

          Statement of Financial Accounting Standards No. 144 (SFAS No. 144),
Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in
August 2001 and supersedes Statements of Financial Accounting Standards No. 121.
SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. We adopted SFAS No. 144 as of October 1, 2002, and the provisions of this statement have not had a material impact on our consolidated financial statements.

          We also adopted Statement of Financial Accounting Standards No. 142
(SFAS No. 142), "Goodwill and Other Intangible Assets", which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible
Assets". Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. We adopted SFAS No. 142 as of October 1, 2002, and the provisions of this statement have not had a material impact on our consolidated financial statements.

                                       30

Critical Accounting Policies

         Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements.

         Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations. We consider our policies regarding the allowance and resulting provision for credit losses to be our only critical accounting policy due to the significant degree of management judgment that is applied in establishing the allowance and the provision.

         To manage our exposure to credit losses, we use credit risk scoring models for finance receivables that we originate or perform due diligence investigations for finance receivables that we purchase. In addition, we generally structure the repayment terms so that the entire loan is repaid prior to the customer's estimated separation from the military.

         We have a credit committee that evaluates our finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. None of our accounts is large enough to warrant individual evaluation for impairment. Our credit committee considers numerous qualitative and quantitative factors in estimating losses inherent in our finance receivable portfolio, including the following:

        o        Civilian status
        o        Current or future military deployments
        o        Current economic conditions
        o        Prior finance receivable loss and delinquency experience
        o        The composition of our finance receivable portfolio

         Our credit committee uses several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

          o         Delinquency ratio - finance receivables 60 days or more past due as a percentage of finance receivables

          o         Allowance ratio - allowance for finance receivable losses as a percentage of finance receivables

          o         Charge-off ratio - net charge-offs as a percentage of the
                    average of finance receivables at the beginning of each
                    month during the period

          o         Charge-off coverage - allowance for finance receivable
                    losses to net charge-offs

         We use migration analysis as one of the tools to determine the appropriate amount of allowance for credit losses. Migration analysis is a statistical technique that attempts to predict the future amount of losses for existing pools of finance receivables. This technique applies empirically measured historical movement of like finance receivables through various levels

                                       31

of repayment, delinquency, and loss. These results are used to estimate future losses for the finance receivables existing at the time of analysis. We calculate migration analysis using different scenarios based on varying assumptions in order to evaluate the widest range of possible outcomes.

         If we had chosen to establish the allowance for credit losses at the highest and lowest levels produced by the various migration analysis scenarios, our allowance for credit losses at September 30, 2002 and provision for credit losses and net income for fiscal 2002 would have changed as follows:

                                                         Increase (decrease)
                                                    ------------------------------
                                                           (in thousands)
                                                    Highest                 Lowest
                                                    -------                 ------
         Allowance for credit losses ..........     $ 1,455                $ (652)
         Provision for credit                         1,455                  (652)
         losses................................
         Net income............................    $   (931)                 $417

         In addition to these models, our credit committee exercises its judgment, based on each committee member's experience in the consumer finance industry, when determining the amount of the allowance for finance receivable losses. We consider this estimate to be a critical accounting estimate that affects our net income in total and the pretax operating income of our business.
See " -- Credit Loss Experience and Provision for Credit Losses."

                                       32

                                    BUSINESS

General

         We originate and service consumer loans, and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career military personnel or Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and via the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career military personnel or Department of Defense employees. We are not associated with, nor are we endorsed by, the United States military or Department of Defense.
However, we do seek to maintain a positive, supportive relationship with the military community. Through sponsorship and underwriting of military programs, and educational efforts, we actively support initiatives aimed at improving the quality of life for military personnel and their families. Our operations and financial products are also designed to meet the needs of military service personnel. Various aspects of our loan application process, our suspension of collection efforts during Operation Desert Storm and after September 11, 2001 and our emergency funeral assistance program were designed to meet the unique needs of our customer base.

         We also offer credit life, credit accident and health and credit property and casualty insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

         Our lending subsidiaries originate and service direct consumer loans made to customers referred by our retail office network of 25 locations and our unaffiliated strategic partners. Some subsidiaries purchase retail installment contracts generated by merchants when active duty or retired career military personnel or Department of Defense employees purchase consumer goods.

     o    We have three full service lending subsidiaries strategically located throughout the United States. Our lending subsidiaries are responsible for all direct lending activity. They receive applications from customers, make all underwriting decisions, generate loan documents and necessary disclosures, prepare loan disbursements, maintain loan documentation and service outstanding direct loans. If a customer is approved for a loan, in addition to loan disclosures, he receives information regarding various types of credit insurance. If the customer chooses to purchase this insurance, licensed insurance agent employees of the lending subsidiary sell this coverage on behalf of an unaffiliated insurance company.

     o    We have another lending subsidiary that also originates and services loans to customers primarily via the Internet. It also originates loans to customers referred by a German affiliate. Our Internet lending capability allows customers to apply online via the Internet and receive loan proceeds electronically. If a customer is approved and accepts the loan offer, loan proceeds are generally deposited into the customer's bank account within 24 hours. This lending subsidiary also sells credit life insurance products over the Internet.

                                       33

         Another subsidiary operates our retail network of 25 offices located in
16 states. Our retail network offices are located in close proximity to, but not on, military installations. They are typically located in retail strip shopping centers. We continually review our retail network to determine how to best deploy our resources and look for opportunities for expansion. Our locations were strategically selected based on several criteria including market size of military installation, convenience and growth and profitability opportunities.
The retail network sells various financial products and services, roadside assistance packages and discount healthcare cards which are designed for military personnel. At no charge to customers, our retail offices also provide financial education courses, credit bureau analyses, living wills, auto insurance quotes, child fingerprinting cards, and copying, fax and other services. At selected locations within the retail network, licensed insurance benefit counselors sell selected non-credit insurance and savings products. Our retail network refers customers to our lending subsidiaries and expedites the loan application process. None of our retail offices will expedite a loan application process for residents of the state in which the office is located, unless we have a lending license in that state.

         We also have a subsidiary that purchases retail installment contracts from approximately 77 retail merchants. Retail installment contracts are notes generated by a single purchase of consumer goods by active duty or retired career military personnel or Department of Defense employees. We generally acquire these contracts without recourse to the originating merchant. However, most retail merchant reserve agreements allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectable. Retail installment contracts generally have maximum terms of 48 months. To supplement our direct lending and retail installment activities, we occasionally purchase active duty or retired career military personnel or Department of Defense employee consumer loan portfolios that meet our quality standards and return on investment objectives.
This subsidiary also sells credit property insurance.

         Our collection activities are generally performed by our lending subsidiaries. Once an account reaches a certain delinquency level or the customer becomes a civilian or declares bankruptcy, the account is transferred to our collection subsidiary.

         As discussed under "Insurance Operations" below, we have a subsidiary that reinsures a portion of the accident and health credit insurance issued by an unaffiliated insurance company in connection with loans we make.

         Our subsidiaries' activities are supported by a centralized support services subsidiary that provides the following services:

        o        Finance and accounting services
        o        Human resources and recruiting services
        o        Information technology services
        o        Marketing and solicitation services

Customer

         We exclusively market and sell financial services and products to persons who are, at the time the loan or sale is made, active duty or retired career military personnel or Department of

                                       34

Defense employees. In general, our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

         In general, customers use our direct loans for purchases of appliances, furniture, household electronics and other durable goods, emergency expenses, vacations, auto purchases and debt consolidation. Where appropriate, we obtain security interests in collateral, often consumer goods, to support repayment of loans. However, the resale value of used consumer goods often makes foreclosure and liquidation of this collateral uneconomical.

         These borrowers are attracted to our loan products as a result of being referred to us by an existing customer or by our marketing efforts. Retail installment contracts are another source of loan customers. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. After we purchase a retail installment contract, we often contact the customer using various solicitation methods. We invite the customer to visit one of our retail network offices to discuss their overall financial needs and consider our other products and services.

Seasonality

         Our highest finance receivable demand occurs generally from October through December, our first fiscal quarter. From January to March, our second fiscal quarter, demand is generally lower and repayments higher. Demand is generally stable in the third and fourth quarters. Consequently, we experience mild seasonal fluctuations in our cash requirements during our first and second quarters.

Direct Lending Activities

         A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after our initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. We use standard underwriting guidelines at the time the borrower applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines are developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. We use these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We extend credit to those consumers who fit our underwriting guidelines. The amount and interest rate of the loan or retail sales finance transaction are based upon the estimated credit risk assumed.

         In general, our loans are under $5,000, repayable in equal monthly installments and have terms no longer than 48 months. In evaluating the creditworthiness of potential customers, we primarily examine the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer can reasonably be expected to repay from that discretionary income.
Loan repayment

                                       35

terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military.

         All of our customers are required to complete standardized credit applications in person at one of our retail network offices or to complete an online application via the Internet. All of our retail network offices are staffed and equipped to expedite loan applications electronically to one of the lending subsidiaries for loan underwriting. Promptly, our lending subsidiary employees verify the applicant's military service history and status including rank, review credit histories using major credit reporting agencies and conduct other review procedures as deemed necessary.

         The majority of our customers submit a listing of personal property that will be pledged as collateral to secure the loan, but we generally do not perfect a security interest in that collateral. Often the current value of the collateral does not exceed the expense of repossession. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral. In certain transactions, based on the amount of the loan, we will take a security interest in the collateral in the event of a change in the customer's circumstances that might prevent the customer from repaying the loan as agreed.

         We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduce credit risk and generate loyal repeat customers. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after approximately one third of the scheduled payments were made. In determining whether to refinance existing loans, we typically require loans to be current on a recency basis, and customers are required to complete a new credit application. Rarely do we grant extensions or deferments, or allow account revisions, rewriting renewal or rescheduling to bring an otherwise delinquent account current. Our policy is that we do not refinance loans to cure a default in principal or interest. Generally, we refinance existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity, thereby increasing the amount borrowed and increasing the fees and other income we realize. In fiscal 2002, approximately 46% of the number and 27% of the amount of our loan originations were refinancings of outstanding loans.

         To reduce our credit risk, we encourage our customers to employ the convenience of making their monthly loan payments electronically through payroll deduction via the Government Allotment System or through an automatic debit of their account through the National Automated Clearinghouse Association. As of
December 31, 2002, approximately 95% of our customers were utilizing these options.

Credit Loss Experience

         We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquency through careful evaluation of each application and credit history at the time the loan is originated or purchased and through appropriate collection activity. Collection efforts

                                       36

continue after an account has been charged-off until it is determined that the cost of collection efforts outweighs the benefits received.

Insurance Operations

         Generally, where applicable laws permit, we sell various types of credit insurance products offered by third party insurance companies to our customers. We earn a pre-negotiated commission on the sale of credit insurance.
The customer's premiums for insurance coverage are financed as part of the customer's loan.

         Credit life insurance policies typically cover the life of the customer and provide for the full payment of the outstanding loan balance in the event of the customer's death, including war-related deaths. Credit accident and health insurance policies provide for the payment of loan installments as they become due while a customer is disabled due to illness or injury, including war-related injuries. Credit property insurance is written to protect the property pledged as security for the obligation. Purchases of credit life insurance and credit accident and health insurance are entirely voluntary and at the customer's discretion. Property insurance is expected for property pledged as collateral unless the borrower provides evidence of coverage with another insurance carrier naming us as payee.

         We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance that we sell on behalf of an unaffiliated insurance carrier, providing us with an additional source of income from the earned reinsurance premiums. If these customers are injured or become ill, including during war, this subsidiary will have payment obligations.

         The laws of the states in which we operate regulate our sale of insurance to our customers by prescribing, among other things, the maximum amount of coverage and term of policy and by fixing the permissible premium rates or authorizing a state official to fix the maximum premium rates.

Regulation

         Our consumer lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state and federal agencies. We are also subject to various judicial and administrative decisions of general applicability that also set requirements and restrictions applicable to our lending activities. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions.

         Our lending subsidiaries are subject to detailed supervision by authorities in the states where they are located. Legislation and regulations generally require licensing, limit loan amounts, duration and charges for various categories of loans, require adequate disclosure of certain contract terms and limit collection practices and creditor remedies. Licenses are renewable and may be subject to revocation for violation of these laws and regulations. In addition, these states have usury laws which limit the interest rates we may charge.

                                       37

         State and federal regulatory agencies, state attorneys general, the
Federal Trade Commission, and the U.S. Department of Justice have increased their focus on certain types of lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending"
practices. State and federal governmental agencies have imposed sanctions for certain lending practices, including, but not limited to, charging borrowers excessive fees, making loans to refinance existing loans when there is no tangible benefit to the borrower, imposing higher interest rates than a borrower's credit risk warrants and failing to adequately disclose the material terms of loans to borrowers.

         We are subject to the Truth-in-Lending Act and Regulation Z promulgated thereunder. This act requires us, among other things, to disclose pertinent terms of our consumer loans, including the finance charge and the comparative costs of credit expressed in terms of an annual percentage rate. These disclosure requirements are designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to enable them to compare credit terms.

         In addition, we are subject to the Equal Credit Opportunity Act which, in part, prohibits credit discrimination on the basis of race, color, religion, sex, marital status, national origin or age. Regulation B, promulgated under this act, restricts the type of information that we may obtain in connection with a credit application. It also requires us to make certain disclosures regarding consumer rights and requires us to advise applicants who are denied credit the reasons for the denial. In instances where a loan application is denied or the rate or charge on a loan is increased as a result of information obtained from a consumer credit agency, the act requires us to supply the applicant with the name and address of the reporting agency.

         Our insurance activities are also regulated by state and federal law, and are subject to supervision by agencies having jurisdiction over consumer credit and insurance. These regulations cover such matters as solicitation practices, disclosure, policy terms, claims payment, premiums, premium financing and permitted commissions. In addition, our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the state of Arizona. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, permitted investments and limitations on the amount of dividends payable.

         The Gramm-Leach-Bliley Act, which was signed into law at the end of
1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, we must provide various notices to our customers about our privacy policies and practices. Second, this act restricts us, and gives our customers the right to prevent us, from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

         We have procedures and controls to monitor compliance with numerous federal and state laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

                                       38

         The merchants who originate retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If the merchants fail to comply with these statutes and regulations, it could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

         The Soldiers and Sailor's Civil Relief Act, in part, requires lenders to reduce the interest rate charged on loans to customers who have subsequently joined the military. Due to our policy to originate loans to only active duty and retired career military personnel, this act does not affect our business.
Furthermore, our customers waive their right to enforce this act at time of loan closing.

         Although we believe our operations comply with current regulatory requirements, we are unable to predict whether state or federal authorities will require changes in our lending practices in the future, or the impact of those changes on our profitability. These agencies have the authority to require a lender that has violated existing laws to reimburse customers for fees or other charges.

Competition

         The markets in which we operate are competitive. Traditional competitors in the consumer finance industry include independent finance companies, banks and thrift institutions, credit unions, credit card issuers, leasing companies, manufacturers and vendors. Some of these competitors are large companies that have greater capital and technological and marketing resources than we do. These competitors also have access to capital at a lower cost.

         Competition varies by delivery system and geographic region. For example, some competitors deliver their services exclusively via the Internet while others exclusively through a branch network. We distribute our products using both delivery channels. In addition, we compete with other consumer finance companies on the basis of overall pricing of loans, including interest rates and fees, and general convenience of obtaining the loan, including the location of our retail offices to the military base.

         We maintain product delivery flexibility and convenience, which we believe offers us a competitive advantage. In addition, we believe that innovation is necessary to compete in the industry, including enhanced customer service, products designed for military personnel and use of the Internet for loan processing and funding. While some of our customers might qualify for loans from traditional lending sources, we believe they are attracted to our products and services as a result of our exclusive commitment to the military market, an understanding of the military culture, our products and services and our expedited loan processing and funding.

Trade Names

         A subsidiary of our parent has applied for federal trademark protection for the name "Pioneer Services," other names we use in our business and the logo that incorporates the "Pioneer Services" name. Trademark protection for certain other names, logos and phrases we use in our business operations are being applied for.

                                       39

Employee Relations

         At December 31, 2002, we employed approximately 270 persons, none of whom were represented by labor unions. We believe that our employee relations are good.

Properties

         Our operations are generally conducted on leased premises under operating leases with terms not normally exceeding five years. At December 31,
2002, we had 31 leased operating facilities in the United States. Please see
Note 6 to our Consolidated Financial Statements for information concerning our lease obligations. The furniture, equipment and other personal property that we own represents less than 1% of our total assets at December 31, 2002 and is therefore not significant in relation to our total assets.

Legal Proceedings

         We are currently involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation or other proceeding that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

                                       40

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information regarding each person who serves as a director or executive officer of Pioneer as of March 31, 2003.

         Name              Age       Position
         ----              ---       --------

William D. Sullivan        65        Chairman, Chief Executive Officer and sole Director
Thomas H. Holcom, Jr.      56        President and Chief Operating Officer
Randall J. Opliger         45        Chief Financial Officer, Treasurer and Secretary

         William D. Sullivan is the Chairman and sole member of our board of directors. He has been a director since 1957. Mr. Sullivan has been associated with Pioneer since 1957 and has served in all levels of branch office operations as well as all management and executive capacities. He has been our Chief
Executive Officer since 1963. Mr. Sullivan was one of the founders of a Kansas
City bank which merged with a multi-billion dollar bank holding company. After
20 years of service, he retired in 1987 as a member of their Kansas City regional bank executive committee and its board of directors. In addition, he has served as President of the National Second Mortgage Association, Kansas
Association of Financial Services and the Consumer Credit Counseling Service. He
is also former officer of the Missouri Financial Services Association and the
Better Business Bureau.

         Thomas H. Holcom, Jr. is our President and Chief Operating Officer. He
has been associated with Pioneer since 1985 when he joined us as our Chief
Financial Officer. He was named President and Chief Operating Officer in
September, 2000. Prior to joining us, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and was Executive Vice President of that bank.
His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He served on the boards of numerous professional and civic organizations.

         Randall J. Opliger joined us as our Chief Financial Officer, Treasurer and Secretary in April, 2000. From 1997 to March, 2000, Mr. Opliger held the chief financial officer position with Propeller Creative Services, Inc., an interactive web development company. Mr. Opliger received his CPA designation in
1982, and his prior experience includes both public accounting and other executive level responsibilities, including serving as a chief financial officer of a consumer finance company of a similar size.

Executive Compensation

         The following table sets forth all cash compensation we paid during each of our last three fiscal years to our Chief Executive Officer and to the other two executive officers whose total annual salary and bonus paid during fiscal year 2002 exceeded $100,000. As sole director, Mr. Sullivan has determined executive compensation with input from Mr. Holcom, as President and
Chief Operating Officer.

                           SUMMARY COMPENSATION TABLE

                                                                     Annual Compensation
                                              -------------------------------------------------------------------

                                                                                               Other Annual
Name and                                                      Salary              Bonus        Compensation
Principal Position                             Year           ($)                 ($)               ($)
------------------                             ----        -----------         -----------     -----------
William D. Sullivan,                           2002           $463,140            $250,000      $1,905 (1)
   Chief Executive Officer                     2001           $431,900            $250,000      $2,521 (1)
                                               2000           $111,300            $390,000      $2,175 (1)

Thomas H. Holcom, Jr.,                         2002           $246,012            $300,000      $ 720 (1)
   President and Chief Operating Officer       2001           $246,012            $288,000      $ 720 (1)
                                               2000           $184,462            $200,000      $ 720 (1)

Randall J. Opliger,                            2002            $90,000             $90,000
   Chief Financial Officer, Treasurer and      2001            $84,616             $52,207
   Secretary                                   2000            $36,308(2)          $ 6,000

------------------------
     (1)  Amounts attributable to the non-business use of a company car.
     (2)  Mr. Opliger joined us in April, 2000.

Options Grants

         We have not granted any options or equity-based incentives.

Employment Agreement

         We have entered into an employment agreement with Randall J. Opliger pursuant to which we have agreed to pay him a base salary of $90,000 per year.
The employment agreement may be terminated by either party upon five days notice, except that we may terminate the agreement without notice for cause or if Mr. Opliger violates any provision of the agreement. The agreement contains customary non-disclosure provisions and prohibits Mr. Opliger from competing with us or soliciting any of our customers or employees for two years following his termination. In addition, both parties agree to arbitrate most disputes arising under the agreement.

                                       42

                              CERTAIN TRANSACTIONS

         We are privately held and after the sale of the debentures we will continue to be privately held. Our sole shareholder, Pioneer Financial
Industries, Inc., has the flexibility of structuring our operating activity so as to optimize our ability to borrow capital for use in our lending activities and to reduce our exposure to the risks of developing new products and services.
As a result, certain expenditures and assets related to our operations have been paid for or financed by Pioneer Financial Industries and its subsidiaries. We then lease or purchase these products and services from them.

         At December 31, 2002, we had borrowed $1,927,301 from Pioneer Financial
Industries, Inc. ("PFI") pursuant to an unsecured revolving line of credit.
Interest on this facility accrues at the prime rate plus 2%. During fiscal 2002,
2001 and 2000, we made interest payments on this debt in the amount of $132,856,
$170,109 and $12,572, respectively.

         During fiscal 2002, 2001 and 2000, we paid $734,596, $726,768 and
$701,162, respectively, to PFI and its subsidiaries for strategic planning, professional services and service charges, including (i) $187,596, $172,728 and
$-0-, respectively, paid to Pioneer Licensing Services, Inc. ("PLS"), to acquire, develop and maintain intellectual property assets employed by us, including names, trademarks, websites, logos, branding rights and software, and to license those intellectual property rights to us as needed; and (ii)
$120,000, $118,680 and $219,000, respectively, paid to Penwith Corporation
("Penwith") for strategic planning and professional services, including product identification and procurement.

         During fiscal 2002, 2001 and 2000, we sold prepaid cellular phones and phone cards to our customers. Penwith sold us these phones and phone cards on a consignment basis and we in turn paid Penwith $10,745, $301,696 and $221,474 in fiscal 2002, 2001 and 2000, respectively. We discontinued selling prepaid cellular phones and phone cards in August 2001.

         We and Armed Services Benefits, a subsidiary of our parent Pioneer
Financial Industries ("ASB"), each receive a portion of the commissions on health discount cards we sell. During fiscal 2002, 2001 and 2000, we paid ASB a total of $392,619, $974 and $-0-, respectively, in commissions and we retained a total of $675,483, $3,101 and $-0-, respectively.

         Pioneer Sales Services, GmbH, a German subsidiary of Pioneer Financial
Industries ("PSS"), receives a fee for each loan customer it refers to one of our lending subsidiaries. During fiscal 2002, 2001 and 2000, we paid this entity
$556,651, $630,522 and $578,767, respectively, which approximates its cost of identifying and making these referrals.

         Midstate Leasing, LLC, an entity owned by William D. Sullivan and his children ("Midstate"), leases certain office equipment, signs and automobiles to several of our subsidiaries. During fiscal 2002, 2001 and 2000, payments under these leases totaled $226,929, $107,647 and $107,252, respectively.

         We rent a building from Westport Investment Corp., a subsidiary of
Pioneer Financial Industries ("Westport"). During fiscal 2002, 2001 and 2000, we made lease payments to Westport in the amount of $139,500, $139,200 and
$126,250, respectively.
                                       43

         Our customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. William D. Sullivan developed and copyrighted the form of this agreement, and we license it from him in return for a royalty. In fiscal 2002, the royalty averaged $2.29 per loan, and Mr. Sullivan received a total of $143,263 in royalty payments. In fiscal 2001 and 2002, the royalty average $2.14 and $1.92 per loan, respectively, with Mr. Sullivan receiving a total of $123,180 and $104,802 in royalty payments, respectively.

         The table below summarizes our transactions with affiliated parties:

                                                                         Three Months
                                                                            Ended                 Year Ended
                                                                                       -------------------------------
                                                                          December 31,   September 30,   September 30,
                                                   Person                    2002           2002             2001
                                                   ------                    ----           ----             ----

Interest paid on note payable ....................   PFI                $   31,944       $  132,856       $  170,109
Professional services, strategic planning and
   service charges................................   PFI                    91,083          427,000          435,360
Develop and maintain intellectual property .......   PLS                    51,489          187,596          172,728
Product identification and procurement ...........   Penwith                30,000          120,000          118,680
Net proceeds from the sale of prepaid cellular
   phones and phone cards.........................   Penwith                  --             10,745          301,696
Commission on health discount cards ..............   ASB                   182,444          392,619              974
Loan customer referrals ..........................   PSS                    63,866          556,651          630,522
Lease payments for office equipment,
    signs, vehicles ..............................   Midstate               48,397          226,929          107,647
Rent expenses ....................................   Westport               36,300          139,500          139,200
Royalty payments for use of copyrighted form .....   Mr. Sullivan           47,008          143,263          123,180
                                                                        ----------       ----------       ----------

Total payments to affiliates......................                      $  582,531       $2,337,159       $2,200,096
                                                                        ==========       ==========       ==========

                             PRINCIPAL SHAREHOLDERS

         As of March 31, 2003, Pioneer Financial Industries, Inc., a Nevada
corporation, owns 17,136 shares of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of Pioneer Financial Industries is 955
South Virginia Avenue, Suite 116, Reno, Nevada 89502. Pioneer Financial
Industries has sole voting and investment power with respect to the shares of our common stock set forth above. Neither our director nor any of our executive officers own any shares of our common stock.

         As of March 31, 2003, as the trustee or beneficiary of various trusts,
William D. Sullivan had sole or shared voting or investment power over 159,420 shares, or 88.61%, of the common stock of Pioneer Financial Industries, Inc.
Upon the death of Mr. Sullivan, the trust department of a commercial bank will exercise the voting rights over these shares.

                                       44

                            DESCRIPTION OF DEBENTURES

         The debentures will be issued under an Indenture dated as of April __,
2003 between us and U.S. Bank National Association, as trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized certain parts of the indenture. The summary is not complete and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture.

General

         The debentures are our unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued prior to November 1, 2002. See " --
Subordination." Each debenture will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the debenture is purchased (Section 2.2(b)). There is no sinking fund or similar provision for payment of the debentures at maturity. We will pay maturing debentures from our general funds. (Section 2.2(e)).

         The debentures will mature on the date specified on the debenture. The debentures contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the debenture upon maturity unless the holder requests repayment in writing. The principal amount of the renewed debenture will equal the principal amount of the debenture on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed debenture will be equal to the original term of the debenture, and the interest rate of the debenture will be equal to the interest rate we are then paying on debentures of a like term and principal amount, which may be higher or lower than the interest rate on the original debenture. (Section 2.2(d)).

         At least 20 days prior to the maturity date of a debenture, we will send the debenture holder a written notice reminding the holder of the pending maturity of the debenture and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date. The notice will also state the place where the debenture may be surrendered for payment.
(Section 2.2(d)). While we have the right to renew a debenture, we have no obligation to renew a debenture and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the debentures are sold, we currently intend to renew the debentures. We may redeem the debentures prior to their maturity, but the holders have no right to redeem the debentures prior to maturity. (Article 3).

         The debentures will be issued, without coupons, in denominations of
$1,000 or any multiple thereof. (Section 2.2(a)).

                                       45

Subordination

         The payment of principal and interest on the debentures is subordinated to all senior indebtedness, as defined below. Upon the maturity of the senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the debentures are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the debentures may recover less than holders of our senior indebtedness.
(Section 10.3).

         Under the indenture, "senior indebtedness" means all of our indebtedness for money borrowed whether outstanding on the date of execution of the indenture or thereafter created, incurred, assumed, or guaranteed by us (and all renewals, extensions or refundings thereof) that (1) is not expressly subordinate or junior to any of our other indebtedness; (2) is expressly subordinate and junior to the indebtedness described in clause (1) but not to any other of our indebtedness; and (3) is expressly subordinate and junior to the indebtedness described in clauses (1) and (2) but not to any of our other indebtedness. (Section 1.1). The senior indebtedness includes all amounts owed to banks under our senior lending agreement and all debt owed to our parent under our revolving credit line.

         The debentures sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures, as to payment rights.
(Section 2.2(e)).

Interest

         We may change the interest rates at which we offer debentures from time to time based on market conditions, our financial requirements, the principal amount of the debenture and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any debenture purchased before the effective date of such change. The interest rate applicable to the debentures will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the debenture. Interest payable for any month or portion of a month will be computed on the base of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

         Interest on a debenture accrues from the date of issue, which is deemed to be the date we receive proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a nonbusiness day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are
Monday through Friday, except for Missouri legal holidays. (Sections 1.1 and
2.2(c)).

         We will pay or compound interest on the debentures annually, at the election of the debenture holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of debentures in principal amounts of $10,000 or more may, in return for a 1/2 percent reduction in the interest rate on the debenture, elect to receive monthly interest payments. (Section 2.2(c)).

         Interest rates on debentures in a principal amount in excess of
$100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section
2.2(c)).

Redemption at the Option of Pioneer

         We may, at our option, redeem any or all of the debentures on at least
30 days written notice to each holder at a price equal to 100% of the principal amount of the debentures being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We may select debentures for redemption in our sole discretion. (Article 3).

Modification of Indenture

         We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the debentures that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification (1) affects the terms of payment of, the principal of, or any interest on any debenture; (2) changes the percentage of debenture holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any debenture. Without action by the debenture holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the debentures by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any debenture holders, or to comply with the requirements of the Trust Indenture Act. We will give written notice to the debenture holders of any amendment or supplement to the indenture or debentures. (Sections 9.1 and 9.2).

Place, Method and Time of Payment

         We will pay principal and interest on the debentures at our principal executive office, or at such other place as we may designate for that purpose;
provided, however, that if we make payments by check, they will be mailed to the holder of the debenture at his or her address appearing the debenture register maintained by the registrar. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Sections 4.1).

Events of Default

         An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the debentures which has not been cured following 10 days written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the debentures or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding debentures. (Section 6.1). If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding debentures may declare the principal of and the accrued interest on all outstanding debentures due and payable. (Section 6.2). If such a declaration is made we

                                       47

are required to pay the principal of and interest on all outstanding debentures within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

         The indenture provides that the holders of a majority of the aggregate principal amount of the debentures at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the debentures, except a default in payment of principal or interest on the debentures or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or debentures, except in payments of principal or interest on the debentures, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the debentures.
(Section 6.4).

         If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any debenture holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual debenture holder to institute legal proceedings in the event of our default. (Section 6.5).

Satisfaction and Discharge of Indenture

          The indenture may be discharged upon the payment of all debentures outstanding thereunder. (Article 8).

Reports

         We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange
Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2).
Copies of such reports will be sent to any debenture holder upon written request.

Service Charges

         We reserve the right to assess service charges and fees for issuing debentures to replace lost or stolen debentures, to transfer a debenture, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

                                       48

Transfer

         A debenture holder may not transfer any debenture until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture.
The registrar is not required to transfer any debenture for a period beginning
15 days before the date notice is mailed of the redemption or the maturity of such debenture and ending on the redemption of such debenture or 21 days after the maturity date of the debenture, as appropriate. (Section 2.6).

Concerning the Trustee

         The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

Accounts

         We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their debentures.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the debentures, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We did not seek or obtain an opinion of counsel regarding the tax considerations relating to the purchase, ownership and disposition of the debentures and the following summary is based on our management's beliefs based on their reading of the law. This discussion is based on provisions of the Internal Revenue Code of 1986, applicable regulations thereunder, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

         This summary applies only to United States holders that are beneficial owners of the debentures as "capital assets," within the meaning of Code Section
1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations,
(3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7)
brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the debentures as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the debentures under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the debentures and does not discuss the tax considerations of

                                       49

a subsequent purchase of the debentures. Each prospective purchaser of debentures should consult his or her own tax advisor.

         The interest income earned on the debentures will be taxable income to the holders of the debentures. The holder will report the interest income earned on the debenture in accordance with the holder's method of accounting for
Federal income tax purposes. Holders of monthly debentures using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a debenture holder may require monthly payment of interest income on the debenture, the interest income will be treated as constructively received on each interest payment date. Holders of debentures using the accrual basis of accounting will include the interest income ratably over the term of the debenture.

         Upon the sale, exchange or redemption of a debenture, a holder generally will recognize capital gain or loss equal to the difference between
(1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the debenture's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the debenture. A holder's adjusted tax basis in a debenture generally will equal the cost of the debenture to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the debenture is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

         Under the Code, we must report the interest earned on debentures with respect to each holder to the Internal Revenue Service. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a debenture holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently
30% of the interest, but the rate is to reduce over time in stages to 27% in
2006. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

                              PLAN OF DISTRIBUTION

         We are offering up to $25,000,000 in aggregate principal amount of the debentures. We will offer the debentures through our officers and investment analysts directly without an underwriter or agent and on a continuous basis.
This offering will expire on March 31, 2005. However, we have the right to terminate this offering at any time before that date.

         We do not currently use a broker-dealer or an agent to assist in the sales of the debentures. We may employ the services of a National Association of
Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the debentures on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post-effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that

we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the post-effective amendment to the registration statement. We will cease selling the debentures until the SEC declares the post-effective amendment effective.

         We intend to conduct the offering by direct mail, advertisements in print and electronic media, oral solicitations and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and investment analysts will not receive any additional compensation or commission for their selling efforts. We will otherwise offer the debentures through our officers and investment analysts in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934 and all applicable state securities laws.

         You will not know at the time of order whether we will be successful in completing the sale of any or all of the debentures. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

         The debentures may be purchased only by means of the offer to purchase debentures contained in the form of a subscription agreement provided by us. We will not accept an offer to purchase debentures or negotiate checks delivered for payment on the sale of debentures unless the prospective purchaser has previously received this prospectus and any related prospectus supplement. If we receive a properly executed subscription agreement and payment for the purchase of debentures from any person who has previously received this prospectus but who has not received a current prospectus supplement, we will not accept the subscription agreement or any payment for a debenture until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser. During this five business day period, any prospective purchaser of debentures may revoke his or her offer, orally or in writing, and we will promptly return any checks or funds previously delivered to us. Once we accept an offer, however, orders to purchase debentures and the issuance of such certificates will be deemed to have occurred as of the date we receive a subscription agreement and payment. We reserve the right to reject any offer to purchase debentures, in whole or in part. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

         There is no established trading market for the debentures, and we do not expect one to develop.

         Prospective purchasers who have submitted subscription agreements and payment of the purchase price for debentures may revoke their offer by writing to us at 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112,
Attention: Investor Relations, or by calling (816) 756-2020. Investors seeking information as to the current interest rates for the debentures may contact
Pioneer at (816) 756-2020 to receive a current quote as to such rates.

                                       51

                          NOTICE TO MISSOURI RESIDENTS

         The Missouri Securities Division considers an investment in the debentures to be unsuitable for anyone who does not meet the following guidelines:

     o    a gross income of $45,000 and a net worth of $45,000 (exclusive of home, home furnishings and automobiles); or

     o    a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and

     o    no more than 10% of their liquid net worth invested in the debentures.

                             VALIDITY OF DEBENTURES

         The validity of the debentures being offered by this prospectus will be passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri.

                                     EXPERTS

         Our financial statements included in this prospectus for the years ended September 30, 2002, 2001 and 2000 have been audited by BKD, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the debentures offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.
Certain items are omitted in accordance with the rules and regulations of the
SEC. For further information about us and our debentures sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

         A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at
450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.
In addition, the SEC maintains an Internet site at WWW.SEC.GOV, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

         As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

                                       52

                          Index to Financial Statements

                                                                                                               Page

Independent Accountants' Report..........................................................................      F-2

Consolidated Balance Sheets, December 31, 2002 and September 30, 2002 and 2001...........................      F-3

Consolidated Statements of Income for the three months ended December 31, 2002 and 2001 and for the years
ended September 30, 2002, 2001 and 2000..................................................................      F-5

Consolidated Statements of Retained Earnings for the three months ended December 31, 2002 and 2001 and for
the years ended September 30, 2002, 2001 and 2000........................................................      F-6

Consolidated Statements of Cash Flows for the three months ended December 31, 2002 and 2001 and for the
years ended September 30, 2002, 2001 and 2000............................................................      F-7

Notes to Consolidated Financial Statements for the three months ended December 31, 2002 and 2001 and for
the years ended September 30, 2002 and 2001..............................................................      F-9

                                      F-1

                         Independent Accountants' Report

Board of Directors
Pioneer Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Pioneer
Financial Services, Inc., a Missouri corporation (the "Company"), as of
September 30, 2002 and 2001, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial
Services, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                              BKD, LLP

Kansas City, Missouri
November 18, 2002, except as to
Note 3, as to which the date is March 25, 2003

                                      F-2

                        PIONEER FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                         September 30,
                                               December 31,   --------------------------------
                                                   2002              2002             2001
                                               -------------  ----------------- --------------
                                                 (unaudited)
Cash                                           $   2,201,730    $   1,150,863    $   2,428,899
Other investments                                  1,869,036        1,868,509        1,733,147

Finance receivables:
     Direct receivables                          150,888,759      139,663,612      117,097,715
     Retail installment contracts                 19,200,596       19,347,567       20,215,935
                                               -------------    -------------    -------------
Finance receivables before allowance for
     credit losses                               170,089,355      159,011,179      137,313,650
     Allowance for credit losses                  (7,120,868)      (6,220,869)      (4,420,869
                                               -------------    -------------    -------------
Net finance receivables                          162,968,487      152,790,310      132,892,781

Furniture and equipment, net                       1,435,934        1,577,950        2,160,115
Deferred income taxes                              2,668,127        2,331,000        1,612,100
Prepaid and other assets                             439,419          278,154          500,742
                                               -------------    -------------    -------------

Total assets                                   $ 171,582,733    $ 159,996,786    $ 141,327,784
                                               =============    =============    =============

                 See Notes to Consolidated Financial Statements

                                     F-3

                        PIONEER FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                                September 30,
                                                          December 31,   ---------------------------
                                                             2002            2002           2001
                                                          ------------   -----------   -------------

                                                          (unaudited)
Revolving credit line - banks                            $ 12,046,760   $ 10,776,000   $ 10,470,500
Revolving credit line - affiliate                           1,927,301      1,941,831      1,839,521
Accounts payable                                            1,079,421      1,240,629        700,923
Accrued expenses and other liabilities                     10,093,069      9,396,204      8,636,160
Amortizing and single pay term notes                      106,563,257     97,925,405     83,846,763
Junior subordinated notes                                  21,442,568     21,396,438     20,972,820
                                                         ------------   ------------   ------------

Total liabilities                                         153,152,376    142,676,507    126,466,687
                                                         ------------   ------------   ------------

Stockholder's equity:
   Common stock, $100 par value (authorized
   20,000 shares; issued and outstanding 17,136
   shares)                                                  1,713,600      1,713,600      1,713,600
   Retained earnings                                       16,716,757     15,606,679     13,147,497
                                                         ------------   ------------   ------------

Total stockholder's equity                                 18,430,357     17,320,279     14,861,097

Total liabilities and stockholder's equity               $171,582,733   $159,996,786   $141,327,784
                                                         ============   ============   ============

                 See Notes to Consolidated Financial Statements

                                      F-4

                        PIONEER FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                               Three Months Ended
                                                  December 31,                   Year Ended September 30,
                                            -------------------------   ---------------------------------------
                                               2002          2001          2002         2001           2000
                                            -----------   -----------   -----------   ------------  -----------
                                                   (unaudited)
Revenue
     Finance income                         $12,935,747   $11,357,027   $45,883,890   $38,964,775   $34,669,828
     Insurance premiums
       and commissions                        1,334,760     1,161,333     4,651,960     4,561,416     4,467,392
     Other income, fees
       and commissions                          601,104       447,422     1,754,713     1,595,834     1,313,485
                                            -----------   -----------   -----------   -----------   -----------

Total revenue                                14,871,611    12,965,782    52,290,563    45,122,025    40,450,705

Provision for credit losses                   3,412,894     2,509,468    10,593,540     8,264,275     7,476,479
Interest expense                              2,427,544     2,404,457     9,598,667     9,454,989     8,334,493
                                            -----------   -----------   -----------   -----------   -----------

Net revenue                                   9,031,173     8,051,857    32,098,356    27,402,761    24,639,733

Operating Expenses
     Employment Costs                         4,588,535     4,159,744    17,039,136    14,031,166    13,022,682
     Facilities                               1,231,495     1,474,646     6,141,365     5,094,921     4,523,107
     Marketing                                  541,692       503,359     1,559,167     1,707,820     1,639,267
     Professional Fees                          547,946       350,354     1,689,010     2,094,805     1,313,068
     Other                                      369,061       351,606     1,160,574     1,123,629     1,229,246
                                            -----------   -----------   -----------   -----------   -----------

Total operating expenses                      7,278,729     6,839,709    27,589,252    24,052,341    21,727,370
                                            -----------   -----------   -----------   -----------   -----------

Income before income taxes                    1,752,444     1,212,148     4,509,104     3,350,420     2,912,363
Provision for income taxes                      642,366       442,737     1,645,000     1,210,000     1,055,000
                                            -----------   -----------   -----------   -----------   -----------

Net income                                  $ 1,110,078   $   770,411   $ 2,864,104   $ 2,140,420   $ 1,857,363
                                            ===========   ===========   ===========   ===========   ===========

Net income per share
     Basic and Diluted                      $     64.78   $     44.96   $    167.14   $    124.91   $    108.39
                                            ===========   ===========   ===========   ===========   ===========

                 See Notes to Consolidated Financial Statements

                                      F-5

                        PIONEER FINANCIAL SERVICES, INC.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                       Three Months
                                          Ended                   Year Ended September 30,
                                        December 31,  ---------------------------------------------
                                            2002         2002             2001            2000
                                        -----------  ------------     ------------  ---------------
                                               (unaudited)
Retained earnings, beginning of year   $ 15,606,679   $ 13,147,497    $ 11,356,480    $  9,774,150

Net income                                1,110,078      2,864,104       2,140,420       1,857,363

Dividends paid ($23.63; $20.39 and
$16.05 per share)                              --         (404,922)       (349,403)       (275,033)
                                       ------------   ------------    ------------    ------------

Retained earnings, end of year         $ 16,716,757   $ 15,606,679    $ 13,147,497    $ 11,356,480
                                       ============   ============    ============    ============

                 See Notes to Consolidated Financial Statements

                                      F-6

                        PIONEER FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     December 31,                     Year Ended September 30,
                                             ----------------------------    ----------------------------------------
                                               2002            2001           2002            2001            2000
                                               ----            ----           ----            ----            ----
                                                  (unaudited)
Cash Flows from Operating Activities:
    Net income                              $1,110,078        $770,411     $2,864,104       $2,140,420      $1,857,363
    Items not requiring (providing) cash:
       Provision for credit losses on
          Finance receivables                3,412,894       2,509,468     10,593,540       8,264,275       7,476,479
       Depreciation                            199,589         237,052      1,165,973         863,190         716,373
       Compounded interest added to
         junior subordinated debt              241,968         185,539      1,111,331       1,017,212         928,024
       Deferred income taxes                 (337,127)       (142,219)      (718,900)       (229,400)        (219,400)
       Loss on disposal/donation of
         equipment                                   -           5,436         16,845          38,174         223,978
    Changes in:
       Accounts payable and accrued
         expenses                              795,675       (241,300)      1,066,145         175,243         959,039
       Other                                 (161,266)         112,344        222,588       (320,610)         144,928
                                             ---------         -------      ---------       ---------         -------

         Net cash provided by
           operating activities              5,261,811       3,436,731     16,321,626      11,948,504      12,086,784
                                             ---------       ---------     ----------      ----------      ----------

Cash Flows From Investing Activities:
    Loans originated                      (39,900,568)    (37,286,473)  (123,772,782)   (102,097,953)    (97,016,152)
    Loans purchased                        (4,075,718)     (3,619,991)   (15,998,887)    (13,901,139)    (23,349,662)
    Loans repaid                            30,385,215      27,009,604    109,280,600      98,755,408      93,610,325
    Capital expenditures                      (57,573)       (107,610)      (600,653)       (898,809)       (912,822)
    Securities purchased                     (113,410)         (2,889)      (518,997)       (115,444)       (661,612)
    Securities matured                         112,884               -        383,635         205,561               -
                                         -------------    ------------   ------------   -------------   -------------

         Net cash used in investing       (13,649,170)    (14,007,359)   (31,227,084)    (18,052,376)    (28,329,923)
                                         -------------    ------------  -------------  --------------   -------------

Cash Flows from Financing Activities:
    Net borrowing under lines of
          credit                               996,212       3,375,096        641,414       2,145,100         937,514
    Proceeds from issuance of
      long-term debt                        19,633,710      17,760,000     52,852,841      33,995,980      40,220,110
    Repayment of long-term debt            (11,191,696)     (9,376,102)   (39,461,911)    (29,864,147)    (23,947,169)
    Dividends paid                                   -               -       (404,922)       (349,403)       (275,033)
                                            -----------  -------------    ------------    ------------    -----------

         Net cash provided by
           financing activities               9,438,226      11,758,994     13,627,422      5,927,530      16,935,422
                                              ---------      ----------     ----------      ---------      ----------
Net Increase (Decrease) in Cash               1,050,867       1,188,366    (1,278,036)       (176,342)        692,283
Cash, Beginning of Year                       1,150,863       2,428,899      2,428,899       2,605,241      1,912,958
                                              ---------       ---------      ---------      ----------      ---------
Cash, End of Year                            $2,201,730      $3,617,265     $1,150,863      $2,428,899     $2,605,241
                                             ==========      ==========     ==========      ==========     ==========
Additional Cash Flow Information:
    Interest paid                            $2,370,027      $2,404,457     $8,462,313      $8,371,853     $7,350,873
    Income taxes paid                          $334,860      $1,612,925     $3,047,633      $1,265,830     $1,594,190

                 See Notes to Consolidated Financial Statements

                                      F-7

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 2002 AND 2001 AUDITED

                  INFORMATION FOR THE THREE MONTH PERIOD ENDED
                      DECEMBER 31, 2002 AND 2001 UNAUDITED

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

Nature of Operations and Concentration

Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), is a specialized financial services company which originates and services consumer loans and provides other products and financial services exclusively to active duty or retired career military personnel or Department of Defense employees.
The Company's revenues are primarily earned from the making of direct loans and the purchase of retail installment contracts. The Company also earns revenues from commissions from the sale of credit-related insurance placed with non-related insurance companies and from reinsurance premiums on credit accident and health insurance. Additionally, the Company sells non-loan related products and services.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of
Pioneer Financial Services, Inc. (a wholly-owned subsidiary of Pioneer Financial
Industries, Inc.) and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments consist primarily of certificates of deposit, amounting to $355,873,
$537,199 and $356,012 and certain debt securities, amounting to $1,512,636,
$1,195,948 and $1,513,024 at September 30, 2002 and 2001, and December 31, 2002,
respectively. These debt securities, which the Company has the positive intent and ability to hold until maturity, are classified as held-to-maturity and valued at historical cost, adjusted for amortization of premiums and accretion of discounts computed by the level-yield method. Of the held-to-maturity debt

                                      F-8

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (continued)

securities at September 30, 2002, $212,562 matures in less than one year,
$1,200,074 matures between two and five years and $100,000 matures between six and ten years. The recorded value of these investments approximates fair value at September 30, 2002 and 2001. Investments aggregating $1,768,509, $1,633,147 and $1,769,036 at September 30, 2002 and 2001, and December 31, 2002,
respectively, were required as statutory reserves and are on deposit with regulatory authorities or maintained in trust accounts.

Revenue Recognition

Interest income on finance receivables is recognized using a method which approximates the level yield method. Late charges are credited directly to income when received. Accrual of interest income on finance receivables is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Credit property, life, accident and health insurance premiums are placed with non-related insurance companies. Premiums on such insurance are remitted to the insurance companies, net of applicable advance commissions, which commissions are credited to income ratably over policy terms. Retrospective insurance commissions, if any, on this insurance are taken into income only as received.
Pioneer Military Insurance Company, a subsidiary of the Company, reinsures from a non-affiliated insurance company risks on the credit accident and health insurance policies written on loans to customers of the Company. Reinsurance premiums are recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.

Allowance for Credit Losses

The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio.
The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. The results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside the
Company's control, such as economic conditions and current or future military deployments. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term.

                                      F-9

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated over the estimated useful life of each asset. At September 30, 2002 and 2001 and December 31, 2002, accumulated depreciation was $4,076,860, $3,351,857 and $4,257,104 respectively.

Software and Development Costs

The Company capitalizes purchased software which is ready for use and amortizes the cost on a straight-line basis over its estimated useful life. The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project. Management generally authorizes further funding when it deems it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only direct external costs and payroll and payroll-related costs for employees directly associated with the internal-use software project. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs are amortized on a straight-line basis over the estimated useful life of the software.

Net Income per Share

Net income per share is computed based upon the weighted-average common shares outstanding of 17,136 during each period. There are no potentially dilutive securities issued and outstanding.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company, Pioneer Financial Industries, Inc., and other affiliates. The provision for income taxes in the accompanying consolidated statements of income represents the Company's share of the consolidated income tax provision on a separate return basis.

Fair Value of Financial Instruments

The fair values of finance receivables and borrowings were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Because no market exists for these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values represent values at which the respective financial instruments could be sold individually or in the aggregate. The carrying amounts for cash, accounts payable and current liabilities are a reasonable estimate of their fair values. The fair value of other investments is based on quoted

                                      F-10

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (continued)

market prices. Additional information about the fair value of financial instruments is contained in Notes 2, 3 and 4.

NOTE 2:  FINANCE RECEIVABLES

Loan Portfolio

At September 30, 2002 and 2001, and December 31, 2002 finance receivables totaled $159,011,179, $137,313,650 and $170,089,355, respectively; all receivables originated from direct loans and retail installment contracts.
Direct loans originated in 2002 and 2001 averaged $2,813 and $2,513 with a weighted maturity of 24.2 and 23.1 months, respectively, while retail installment contracts averaged $3,231 and $3,057 with a weighted maturity of
30.1 and 28.9 months, respectively. Approximately 95 percent and 94 percent of finance receivables were paid electronically via the Government Allotment System or through the National Automated Clearinghouse Association for the years ended
September 30, 2002 and 2001. At September 30, 2002 and 2001, and December 31,
2002, the accrual of interest income had been suspended on $5,579,681,
$6,369,081 and $6,355,982 of loans, respectively.

At September 30, 2002 and 2001, the fair value of notes receivable approximates book value.

Allowance for Credit Losses

Changes in the allowance for credit losses are as follows:

                                       Three Months Ended
                                          December 31,                     Years Ended September 30,
                                   ----------------------------  ----------------------------------------------
                                      2002            2001            2002             2001              2000
                                  ------------   --------------  ---------------  --------------  --------------

Balance, beginning of year        $  6,220,869    $  4,420,869    $  4,420,869    $  3,832,868    $  3,300,868

   Provision for credit losses       3,412,893       2,509,466      10,593,540       8,264,275       7,476,479
   Loans charged off                (2,782,710)     (2,372,091)     (9,744,584)     (8,972,679)     (8,129,298)
   Recoveries                          269,816         212,624         951,044       1,296,405       1,184,819
                                       -------         -------         -------       ---------       ---------
Balance, end of year               $ 7,120,868    $  4,770,868    $  6,220,869    $  4,420,869    $  3,832,868
                                   ===========    ============    ============    ============    ============

                                      F-11

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:     BORROWINGS

Senior Lending Agreement

The Company has a senior lending agreement with a group of eleven banks at
September 30, 2002. At September 30, 2002, the Company had the ability to borrow
$152,470,000, in the form of revolving credit lines, amortizing notes and single pay term notes. The senior lending agreement is an uncommitted facility which permits any bank to elect not to participate in any future funding at any time without penalty. Advances outstanding under the revolving credit line were
$10,776,000 and $10,470,500 at September 30, 2002 and 2001, respectively. The revolving credit line is payable upon demand in 12 equal monthly payments of principal. Interest on borrowings under the revolving credit line is payable monthly and floats with prime which was 4.75% at September 30, 2002. At
September 30, 2002 and 2001, the aggregate balance outstanding under amortizing and single pay term notes was $97,925,405 and $83,843,763, respectively.
Interest on the amortizing notes is fixed at 270 basis points over the ninety day moving average of like-term Treasury notes when issued and interest on the single pay notes is negotiable when issued and fixed for the term of the note.
There were 229 and 215 amortizing and term notes outstanding at September 30,
2002 and 2001 with a weighted average interest rate of 7.42% and 8.18%, respectively. Interest on all borrowings under the senior lending agreement is payable monthly.

Substantially all of the Company's assets secure this bank debt. The senior lending agreement limits, among other things, the Company's ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person and (6) incur additional debt for borrowed money.

The senior lending agreement also contains certain restrictive covenants that require the Company, among other things, to maintain specific financial ratios and to satisfy certain financial tests including: (a) an Allowance for Credit
Losses (as defined in the senior lending agreement) equal to or greater than the
Allowance for Credit losses at the end of the prior fiscal year and at no time less than 2% of net receivables, (b) a Senior Indebtedness to Tangible Net Worth
Ratio (as defined in the senior lending agreement) as of the end of each quarter not greater than 4.75 to 1.00, and (c) Senior Indebtedness to Net Receivable
Ratio (as defined in the senior lending agreement) as of the end of each quarter of no more than 80%. The Company is also required to maintain a Consolidated
Total Required Capital (as defined in the senior lending agreement) of at least
$9 million plus 50% of the cumulative net income during each fiscal year ending after September 30, 1999 ($12,431,000 at September 30, 2002). The breach of any of these covenants could result in a default under the senior lending agreement, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. The Company is in compliance with all loan covenants at September 30, 2002.

                                      F-12

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:  BORROWINGS (continued)

Parent Company Line of Credit

The Company has a $2,000,000 unsecured revolving line of credit from its sole shareholder, Pioneer Financial Industries, Inc. which is due upon demand.
Advances outstanding under this revolving line of credit were $1,941,831 and
$1,839,521 at September 30, 2002 and 2001. Interest is charged at prime plus 2%
(6.75% at September 30, 2002) and is payable monthly.

Junior Subordinated Debentures

The Company has also borrowed through the issuance of junior subordinated debentures with an outstanding balance of $21,396,438 and $20,972,820 at
September 30, 2002 and 2001, respectively. The junior subordinated debentures are non-redeemable before maturity by the holders, are issued at various rates and mature one to ten years from date of issue. The Company, at its option, may redeem and retire any or all of the debentures upon 30 days written notice. All debentures are renewable for a like term at the prevailing interest rate, unless presented for payment. The average debenture size was $22,035 and $21,379, with a weighted interest rate of 9.44% and 9.39% at September 30, 2002 and 2001, respectively. The retainment percentages for the debentures maturing in 2002 and
2001 are as follows:

Fiscal                                    Total                     Retainment
Year         Renewed      Reinvested     Retained     Amount Due    Percentage
-----        ----------   ----------     --------     ----------    ----------
2002         $  468,144    $ 260,923   $  729,067    $ 2,215,641     32.91%
2001         $  584,522    $ 273,852   $  858,374    $ 1,563,715     54.89%

The Company is offering to repurchase all of the junior subordinated debentures it has issued to Missouri residents since January 1, 2002, including all debentures that it has renewed in accordance with their terms since that time.
The repurchase price for each debenture will be equal to the original principal amount of the debenture or the principal amount of the debenture on the date it was renewed, plus interest at the rate of 8% per annum calculated from the date the debenture was purchased or the debenture was renewed, as applicable, less any interest payments the debenture holder has received from the Company. The principal amount of debentures subject to the offer aggregates $1,276,000.

                                      F-13

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:  BORROWINGS (continued)

Maturities

A summary of maturities for the amortizing and single pay term notes and junior subordinated debentures at September 30, 2002, follows:

                           Amortizing and          Junior
                             Single Pay          Subordinated
                             Term Notes           Debentures            Total
                             ----------           ----------            -----
2003                    $   38,976,255         $   2,398,743      $   41,374,998
2004                        30,168,971             2,875,718          33,044,689
2005                        20,074,642             4,861,029          24,935,671
2006                         8,611,626             2,105,336          10,716,962
2007                            93,911             1,297,782           1,391,693
2008                                 -             1,725,619           1,725,619
2009                                 -             1,593,667           1,593,667
2010                                 -             1,401,136           1,401,136
2011                                 -             1,826,213           1,826,213
2012 and thereafter                  -             1,311,195           1,311,195
                        ---------------       --------------     ----------------
Total 2002              $    97,925,405         $ 21,396,438       $ 119,321,843
                        ===============       ==============     ===============

                                      F-14

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:  INCOME TAXES

The provision for income taxes included in the accompanying consolidated statements of income consists of the following:

                                            2002             2001            2000
                                          ---------       ----------     ----------

    Taxes currently payable              $2,363,900       $1,439,400     $1,274,400
    Deferred income taxes                 (718,900)        (229,400)      (219,400)
                                          ---------        ---------      ---------
    Total provision                      $1,645,000       $1,210,000     $1,055,000
                                         ==========       ==========     ==========

The tax effects of temporary differences related to deferred taxes shown on the
September 30, 2002 and 2001 consolidated balance sheets are as follows:

                                             2002                2001
                                          ----------          -----------
    Deferred tax assets/(liabilities):
        Allowance for credit losses      $ 2,239,500          $ 1,679,900
        Accumulated depreciation              43,500             (76,400)
        Other                                 48,000                8,600
                                         -----------          -----------
    Net deferred tax asset               $ 2,331,000          $ 1,612,100
                                         ===========          ===========

A reconciliation of the provision for income taxes at the normal federal statutory rate of 34 percent to the provision included in the accompanying consolidated statements of income is shown below:

                                                            2002          2001            2000
                                                        ------------   -----------    ------------

Provision for federal income taxes at statutory rate    $  1,533,095  $  1,139,143     $  990,203
Increase (decrease) in income tax   provision
   resulting from:
   State and local income taxes, net of federal tax
     benefit                                                  39,232        38,900         59,370
   Nondeductible expenses                                     72,673        31,957          5,427
                                                        ------------    ------------  -----------
Provision for income taxes                              $  1,645,000    $  1,210,000  $ 1,055,000
                                                        ============    ============  ===========

                                      F-15

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:  RELATED PARTY TRANSACTIONS

A summary of significant transactions with the Company's sole shareholder,
Pioneer Financial Industries, Inc. ("PFI"), and other related entities for the years ended September 30, 2002, 2001 and 2000 follows:

                                                                2002                 2001                 2000
                                                             ---------            ---------            ----------
Interest paid to PFI under
  line of credit agreement                                    $132,856             $170,109             $ 12,572

Fees paid to PFI and subsidiaries
  for strategic planning, professional
  services, use of intellectual property
  rights, product identification and branding
  and service charge expenses                                 $734,596             $726,768             $701,162

Net Proceeds from the sale of
   prepaid cellular phones
   and phone cards                                            $ 10,745             $301,696             $221,474

Commissions from the sale of
   health discount cards recorded
   by a subsidiary of PFI                                     $392,619             $    974             $  --

Loan referral fees paid to a
   subsidiary of PFI                                          $556,651             $630,522             $578,767

Lease and rent payments for property
   and equipment paid to a
   subsidiary of PFI and other
   entities under common control                              $366,429             $246,847             $233,502

Royalties paid to principal
   shareholder of PFI                                         $143,263             $123,180             $104,802

Amounts due to PFI under the revolving line of credit are discussed in Note 3.
All other amounts due PFI and related entities at September 30, 2002 and 2001 aggregated $ -0- and $167,367, respectively.

                                      F-16

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:  RELATED PARTY TRANSACTIONS (continued)

The fees paid to PFI and its subsidiaries for strategic planning, professional services, use of intellectual property rights, product identification and branding and service charges are based on discussions between the executive management of PFI and the Company and are intended to be a reasonable allocation of the expenses among the parties.

The loan referral fees paid to a subsidiary of PFI approximates such entity's cost of identifying and making such referrals.

NOTE 6:  LEASE OBLIGATIONS

At September 30, 2002, the Company was obligated under non-cancelable operating leases covering its facilities and certain equipment expiring through 2009.
Aggregate minimum annual rentals payable are summarized as follows:

Year Ending September 30:
                        2003                      $  846,736
                        2004                         633,820
                        2005                         510,321
                        2006                         510,321
                        2007                         510,321
                        Thereafter                   765,481

The minimum rentals shown above do not include rents payable on a
"month-to-month" or "cancelable" basis. Rental expense charged against operations totaled $1,604,230, $1,168,263, and $834,758 for the fiscal years ended September 30, 2002, 2001 and 2000 respectively and $362,542 and $337,319 for the three months ended December 31, 2002 and 2001, respectively. Included in these amounts were $366,429, $246,847 and $233,502 for the fiscal years ended
September 30, 2002, 2001 and 2000, respectively, paid to an affiliated company.

NOTE 7:  PROFIT-SHARING PLAN

The Company participates in a profit-sharing plan which covers substantially all employees who are 21 years of age and have been employed by the Company for one year. The Company contributes an amount to the plan each year that is determined by the board of directors. The Company also matched 33.3 percent of participant
401(k) deferrals up to a maximum of 5 percent of total compensation. Participant interests are vested after three years of service. Contributions to the plan were $656,022, $279,118, and $385,465 for the fiscal years ended September 30,
2002, 2001, and 2000 respectively.

                                      F-17

                        Pioneer Financial Services, Inc.

                   $25,000,000 Junior Subordinated Debentures
                          Minimum Investment of $1,000

                               ------------------

                                   PROSPECTUS

                               ------------------

                                 April 3, 2003

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

         The following table sets forth expenses and costs payable by the
Registrant expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

                                                                        Amount
              Registration fee under Securities Act............... $     2,300
              Legal fees and expenses.............................     110,000
              Accounting fees and expenses........................      15,000
              Printing expenses...................................      10,000
              Trustee fees........................................      10,000
              Miscellaneous expenses..............................       2,700
                                                                        ------
                     Total........................................    $150,000
                                                                      ========

Item 14. Indemnification of Directors and Officers

         Section 351.355 of the Missouri Statutes empowers a Missouri corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein. The provisions of
Section 351.355 are not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation, the bylaws, any agreement, any shareholder or disinterested director vote, or otherwise.

         Article VI of the Registrant's Bylaws entitles officers and directors to be indemnified by the Registrant against expenses, attorney's fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Registrant, to which such persons are made or threatened to be made a party, by reason of their being a director or officer.
Such right, however, may be made only as authorized by (i) a majority vote of disinterested directors, or (ii) if such quorum is not obtainable, or if obtainable, a majority thereof so directs, by independent legal counsel, or
(iii) by the shareholders of the Registrant, upon a determination that the person seeking indemnification acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the
Registrant, or, if the action is criminal in nature, upon a determination that the person seeking the indemnification had no reasonable cause to believe that such person's conduct was unlawful. This Article also requires the Registrant, upon authorization by the Board of Directors, to advance expenses reasonably incurred in defending such actions; provided, however, that any person seeking such an advance first provide the Registrant with an undertaking to repay any amount as to which it may be determined such person is not entitled.

         The above discussion of Section 351.355 and the Registrant's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws. The Registrant has insurance coverage in the amount of $2,000,000 per year insuring its directors and

                                      II-1

officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 15. Recent Sales of Unregistered Securities

         Since October 1, 1999, the Registrant has issued for cash $5,772,399 of its junior subordinated debentures that were registered with the Securities
Division of the Missouri Secretary of State, but not registered under the
Securities Act of 1933, as amended. The junior subordinated debentures were offered and sold only to residents of the state of Missouri in reliance upon the exemption set forth in Section 3(a)(11) of the Securities Act for intrastate offerings. The sales were made without the use of an underwriter or selling agent and no sales commissions were paid. The certificates representing the junior subordinated debentures bear a restrictive legend that prohibits transfer without presentation to the Registrant for transfer. During fiscal 2000, there were 87 sales of a total of $1,520,065 junior subordinated debentures. During fiscal 2001, there were 114 sales of a total of $2,354,354 junior subordinated debentures. During fiscal 2002, there were 107 sales of a total of $1,581,911 junior subordinated debentures, and during fiscal 2003, there were 13 sales of a total of $316,069 junior subordinated debentures. In the possible event that reliance upon the exemption provided under Section 3(a)(11) of the Securities
Act might not have been appropriate in light of the increased scope of the
Registrant's business activities in recent years, the Registrant has filed a
Form S-1 with the Commission in connection with a rescission offer it intends to make to those who purchased its junior subordinated debentures or had their junior subordinated debentures renewed since January 1, 2002.

Item 16.  Exhibits and Financial Statement Schedules.

         The following documents are filed as exhibits to this registration statement:

Exhibit No.    Description
-----------    -----------

3.1*           Restated Articles of Incorporation of the Company

3.2*           Certificate of Amendment to Articles of Incorporation of the
               Company
3.3*           Amended and Restated By-Laws of the Company
4.1            Form of indenture
4.2            Form of debenture
4.3*           Form of debenture prior to November 1, 2002
4.4*           Amended and Restated Senior Lending Agreement dated March 1, 1996, between the Company and various banks named therein
4.5*           First Amendment to Amended and Restated Senior Lending Agreement
               dated  January 26,  1998, between the Company and various banks named therein
4.6*           Second Amendment to Amended and Restated Senior Lending Agreement
               dated March 31, 2000, between the Company and various banks named therein
4.7*           Form of Agreement between the Company and various banks named in
               Amended and  Restated  Senior Lending Agreement
4.8*           Promissory Note dated August 1, 2000, between the Company and
               Pioneer Financial Industries, Inc.

                                      II-2

5              Opinion of Blackwell Sanders Peper Martin LLP
10.1*          Form of Readi-Loan Licensing Agreement
10.2*          Office  Building Lease dated January 31, 2001, between the Company and  Belletower  Partners, L.L.C.
10.3*          Addendum to Office Building Lease between the Company and Belletower
               Partners, L.L.C.
10.4*          First Amendment to Office Building Lease dated July 19, 2001, between  the  Company  and Belletower Partners, L.L.C.
10.5*          Employment Contract between the Company and Randall J. Opliger
10.6           Trademark  Licensing  Agreement dated October 10, 2000 between the
               Company and Pioneer Licensing Services, Inc.
12             Statement regarding computation of ratios
21*            Subsidiaries of the Company
23.1           Consent of BKD, LLP
23.2           Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5)
24*            Power of Attorney
25             Statement of eligibility of trustee
-------------------
*        Previously filed.

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i)  To include any prospectus required by section 10(a)(3) of the
          Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than
          20% change in the maximum aggregate offering price set forth in the
          "Calculation of Registration Fee" table in the effective registration statement;

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each

                                      II-3

     such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section
305(b)(2) thereof.

                                     II-4

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the
Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 3, 2003.

                                     PIONEER FINANCIAL SERVICES, INC.

                                     By: /s/ WILLIAM D. SULLIVAN*
                                        --------------------------------------------------------
                                             William D. Sullivan
                                             Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name                                      Title                           Date
----                                      -----                           ----

/s/ WILLIAM D. SULLIVAN*                  Chief Executive Officer      April 3, 2003
-------------------------------------     and Sole Director
William D. Sullivan                       (Principal Executive Officer)

/s/ RANDALL J. OPLIGER                    Chief Financial Officer,     April 3, 2003
-------------------------------------     Treasurer and Secretary
Randall J. Opliger                        (Principal Financial Officer
                                          and Principal Accounting Officer)

------
  * By Randall J. Opliger, attorney in fact

                                      II-5

                                INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------

3.1*           Restated Articles of Incorporation of the Company
3.2*           Certificate of Amendment to Articles of Incorporation of the Company
3.3*           Amended and Restated By-Laws of the Company
4.1            Form of indenture
4.2            Form of debenture
4.3*           Form of debenture prior to November 1, 2002
4.4*           Amended and Restated Senior Lending Agreement dated
               March 1, 1996, between the Company and various banks named therein
4.5*           First Amendment to Amended and Restated Senior Lending Agreement
               dated  January 26,  1998, between the Company and various banks named therein
4.6*           Second Amendment to Amended and Restated Senior Lending Agreement
               dated March 31,  2000, between the Company and various banks named therein
4.7*           Form of Agreement between the Company and various banks named in
               Amended and Restated Senior Lending Agreement
4.8*           Promissory Note dated August 1, 2000, between the Company and
               Pioneer Financial Industries, Inc.
5              Opinion of Blackwell Sanders Peper Martin LLP
10.1*          Form of Readi-Loan Licensing Agreement
10.2*          Office Building Lease dated January 31, 2001, between the Company and Belletower  Partners, L.L.C.
10.3*          Addendum to Office Building Lease between the Company and Belletower
               Partners, L.L.C.
10.4*          First Amendment to Office Building Lease dated July 19, 2001, between the  Company  and Belletower Partners, L.L.C.
10.5*          Employment Contract between the Company and Randall J. Opliger
10.6           Trademark Licensing Agreement dated October 10, 2000 between the
               Company and Pioneer Licensing Services, Inc.
12             Statement regarding computation of ratios
21*            Subsidiaries of the Company
23.1           Consent of BKD, LLP
23.2           Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5)
24*            Power of Attorney
25             Statement of eligibility of trustee
----------------------
*        Previously filed.